sale

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2019
Commission file number 1- 33198

_________________________
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED September 30, 2019

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Revenues (notes 5 and 8)	299,447	327,658	955,858	971,211
Voyage expenses	(30,906)	(40,914)	(97,596)	(112,406)
Vessel operating expenses (note 8)	(99,400)	(103,399)	(319,337)	(329,079)
Time-charter hire expenses	(11,119)	(13,144)	(34,191)	(39,335)
Depreciation and amortization	(86,336)	(91,523)	(264,468)	(281,267)
General and administrative (notes 8 and 13)	(16,947)	(15,416)	(51,151)	(51,092)
(Write-down) and gain on sale of vessels (notes 3 and 16)	(1,498)	350	10,258	(206,941)
Restructuring charge (note 15)	—	(1,899)	—	(1,899)
Operating income (loss)	53,241	61,713	199,373	(50,808)

Interest expense (notes 6, 8 and 9)	(53,767)	(54,736)	(157,624)	(145,971)
Interest income	1,776	991	4,099	2,383
Realized and unrealized (loss) gain on derivative instruments (note 9)	(27,600)	9,381	(99,829)	53,273
Equity income	3,385	11,877	6,659	34,221
Foreign currency exchange loss (note 9)	(5,387)	(266)	(4,166)	(6,069)
Losses on debt repurchases (notes 6 and 8f)	—	(55,479)	—	(55,479)
Other expense - net	(101)	(699)	(2,095)	(4,562)
Loss before income tax expense	(28,453)	(27,218)	(53,583)	(173,012)
Income tax expense (note 10)	(6,316)	(12,137)	(11,763)	(18,775)
Net loss	(34,769)	(39,355)	(65,346)	(191,787)

Non-controlling interests in net loss	(1,817)	(785)	(1,531)	(8,637)
Preferred unitholders' interest in net loss (note 12)	8,038	8,038	24,114	23,447
General Partner’s interest in net loss	(311)	(354)	(668)	(1,571)
Limited partners' interest in net loss	(40,679)	(46,254)	(87,261)	(205,026)
Limited partners' interest in net loss per common unit
'- basic (note 12)	(0.10)	(0.11)	(0.21)	(0.50)
'- diluted (note 12)	(0.10)	(0.11)	(0.21)	(0.50)
Weighted-average number of common units outstanding
- basic	410,801,717	410,314,977	410,717,223	410,243,129
- diluted	410,801,717	410,314,977	410,717,223	410,243,129
Related party transactions (note 8)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Net loss	(34,769)	(39,355)	(65,346)	(191,787)
Other comprehensive (loss) income
Other comprehensive (loss) income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments (note 9)	—	—	—	6,017
Amounts reclassified from accumulated other comprehensive (loss) __income
To interest expense:
Realized gain on qualifying cash flow hedging instruments (note 9)	(192)	(58)	(489)	(6)
To equity income:
Realized (gain) loss on qualifying cash flow hedging instruments	(196)	117	(368)	784
Other comprehensive (loss) income	(388)	59	(857)	6,795
Comprehensive loss	(35,157)	(39,296)	(66,203)	(184,992)
Non-controlling interests in comprehensive loss	(1,817)	(785)	(1,531)	(8,637)
Preferred unitholders' interest in comprehensive loss	8,038	8,038	24,114	23,447
General and limited partners' interest in comprehensive loss	(41,378)	(46,549)	(88,786)	(199,802)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at September 30,	As at December 31,
	2019	2018
	$	$
ASSETS
Current
Cash and cash equivalents	270,827	225,040
Restricted cash (notes 9 and 17)	17,961	8,540
Accounts receivable, including non-trade of $18,689 (December 31, 2018 - $8,183)	168,593	141,903
Vessels held for sale (notes 3 and 16)	19,756	12,528
Prepaid expenses	28,136	32,199
Due from related parties (note 8c)	—	58,885
Other current assets (notes 3b, 5 and 9)	5,830	11,879
Total current assets	511,103	490,974
Vessels and equipment
At cost, less accumulated depreciation of $1,835,048 (December 31, 2018 - $1,634,394)	3,929,521	4,196,909
Advances on newbuilding contracts (note 11e)	220,186	73,713
Investment in equity accounted joint ventures (note 14)	212,589	212,202
Deferred tax asset	2,146	9,168
Due from related parties (note 8c)	—	949
Other assets (notes 2, 3b, 5, 7 and 9)	205,775	198,992
Goodwill	129,145	129,145
Total assets	5,210,465	5,312,052
LIABILITIES AND EQUITY
Current
Accounts payable (note 11)	105,377	16,423
Accrued liabilities (notes 9 and 13)	111,861	129,896
Deferred revenues (note 5)	57,735	55,750
Due to related parties (notes 8c and 8e)	—	183,795
Current portion of derivative instruments (note 9)	18,061	23,290
Current portion of long-term debt (note 6)	358,781	554,336
Other current liabilities (notes 2 and 7)	4,198	15,062
Total current liabilities	656,013	978,552
Long-term debt (note 6)	2,704,685	2,543,406
Derivative instruments (note 9)	168,965	94,354
Due to related parties (note 8e)	125,000	—
Other long-term liabilities (notes 2, 3, 5, 7 and 11)	188,147	236,616
Total liabilities	3,842,810	3,852,928
Commitments and contingencies (notes 6, 9 and 11)
Equity
Limited partners - common units (411.2 million and 410.3 million units issued and outstanding at __September 30, 2019 and December 31, 2018, respectively) (notes 12 and 13)	796,815	883,090
Limited partners - preferred units (15.8 million units issued and outstanding at September 30, 2019 and __December 31, 2018)	384,274	384,274
General Partner	14,385	15,055
Warrants (note 12)	132,225	132,225
Accumulated other comprehensive income	6,504	7,361
Non-controlling interests	33,452	37,119
Total equity	1,367,655	1,459,124
Total liabilities and total equity	5,210,465	5,312,052
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2019	2018
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(65,346)	(191,787)
Adjustments to reconcile net loss to net operating cash flow:
Unrealized loss (gain) on derivative instruments (note 9)	76,926	(88,761)
Equity income, net of dividends received of $13,328 (2018 - $4,700)	6,669	(29,521)
Depreciation and amortization	264,468	281,267
(Gain) on sale and write-down of vessels (note 16)	(10,258)	206,941
Deferred income tax expense (note 10)	7,524	15,888
Amortization of in-process revenue contract	(15,062)	(13,900)
Expenditures for dry docking	(15,080)	(18,290)
Other	(49,775)	54,993
Change in non-cash working capital items related to operating activities	46,175	(85,168)
Net operating cash flow	246,241	131,662
FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	286,495	714,520
Scheduled repayments of long-term debt and settlement of related swaps (notes 6 and 9)	(321,381)	(452,070)
Prepayments of long-term debt and settlement of related swaps (note 6)	—	(457,426)
Financing issuance costs	(16,882)	(13,488)
Proceeds from financing related to sales and leaseback of vessels	11,900	—
Proceeds from issuance of preferred units	—	120,000
Expenses relating to equity offerings	—	(3,997)
Proceeds from credit facility due to related parties (note 8e)	75,000	125,000
Prepayments of credit facility due to related parties	(75,000)	—
Cash distributions paid by the Partnership	(24,113)	(34,502)
Cash distributions paid by subsidiaries to non-controlling interests	(3,635)	(5,437)
Cash contributions paid from non-controlling interests to subsidiaries	1,500	1,498
Other	(615)	(963)
Net financing cash flow	(66,731)	(6,865)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and __conversion costs	(150,219)	(212,683)
Proceeds from sale of vessels and equipment (note 16)	33,341	19,210
Investment in equity accounted joint ventures	(7,424)	(1,700)
Direct financing lease payments received	—	4,589
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million)	—	25,254
Net investing cash flow	(124,302)	(165,330)
Increase (decrease) in cash, cash equivalents and restricted cash	55,208	(40,533)
Cash, cash equivalents and restricted cash, beginning of the period	233,580	250,294
Cash, cash equivalents and restricted cash, end of the period	288,788	209,761
Supplemental cash flow disclosure (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at December 31, 2018	410,315	883,090	15,800	384,274	132,225	15,055	7,361	37,119	1,459,124
Net loss	—	(10,838)	—	8,038	—	(83)	—	285	(2,598)
Other comprehensive loss (note 9)	—	—	—	—	—	—	(174)	—	(174)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B ($0.5313 per unit)	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E ($0.5547 per unit)	—	—	—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	(2,251)	(2,251)
Equity based compensation and other (note 13)	86	874	—	—	—	(3)	—	—	871
Balance as at March 31, 2019	410,401	873,126	15,800	384,274	132,225	14,969	7,187	35,153	1,446,934
Net loss	—	(35,744)	—	8,038	—	(274)	—	1	(27,979)
Other comprehensive loss (note 9)	—	—	—	—	—	—	(295)	—	(295)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B ($0.5313 per unit)	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E ($0.5547 per unit)	—	—	—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	(332)	(332)
Contribution from non-controlling interests	—	—	—	—	—	—	—	1,500	1,500
Equity based compensation and other (note 13)	307	23	—	—	—	1	—	—	24
Balance as at June 30, 2019	410,708	837,405	15,800	384,274	132,225	14,696	6,892	36,322	1,411,814
Net loss	—	(40,679)	—	8,038	—	(311)	—	(1,817)	(34,769)
Other comprehensive loss (note 9)	—	—	—	—	—	—	(388)	—	(388)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B ($0.5313 per unit)	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E ($0.5547 per unit)	—	—	—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	(1,053)	(1,053)
Equity based compensation and other (note 13)	480	89	—	—	—		—	—	89
Balance as at September 30, 2019	411,188	796,815	15,800	384,274	132,225	14,385	6,504	33,452	1,367,655

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive (Loss) Income $	Non- controlling Interests $	Total Equity $	Redeemable Non- controlling Interest $
Balance as at December 31, 2017	410,045	1,004,077	11,000	266,925	132,225	15,996	(523)	54,828	1,473,528	(29)
Net income	—	16,423	—	7,370	—	126	—	(7,859)	16,060	—
Other comprehensive income (note 9)	—	—	—	—	—	—	3,512	—	3,512	—
Distributions declared:
Common Units - ($0.01 per unit)	—	(4,100)	—	—	—	—	—	—	(4,100)	—
Preferred Units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)	—
Preferred Units - Series B ($0.5313 per unit)	—	—	—	(2,656)	—	—	—	—	(2,656)	—
Other distributions	—	—	—	—	—	(31)	—	—	(31)	—
Proceeds from equity offerings, net of offering costs	—	—	4,800	116,003	—	—	—	—	116,003	—
Change in accounting policy	—	41,381	—	—	—	316	—	—	41,697	—
Equity based compensation and other (note 13)	216	1,067	—	—	—	(2)	—	—	1,065	29
Balance as at March 31, 2018	410,261	1,058,848	15,800	384,923	132,225	16,405	2,989	46,969	1,642,359	—
Net loss	—	(175,196)	—	8,038	—	(1,342)	—	8	(168,492)	—
Other comprehensive income (note 9)	—	—	—	—	—	—	3,225	—	3,225	—
Distributions declared:
Common Units - ($0.01 per unit)	—	(4,104)	—	—	—	—	—	—	(4,104)	—
Preferred Units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)	—
Preferred Units - Series B ($0.5313 per unit)	—	—	—	(2,656)	—	—	—	—	(2,656)	—
Preferred units - Series E ($0.6903 per unit)	—	—	—	(3,312)	—	—	—	—	(3,312)	—
Other distributions	—	—	—	—	—	(31)	—	(665)	(696)	—
Equity based compensation and other (note 13)	54	(111)	—	—	—	—	(1)	—	(112)	—
Balance as at June 30, 2018	410,315	879,437	15,800	384,274	132,225	15,032	6,213	46,312	1,463,493	—
Net loss	—	(46,254)	—	8,038	—	(354)	—	(785)	(39,355)	—
Other comprehensive income (note 9)	—	—	—	—	—	—	59	—	59	—
Distributions declared:
Common Units - ($0.01 per unit)	—	(4,103)	—	—	—	—	—	—	(4,103)	—
Preferred units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)	—
Preferred units - Series B ($0.5313 per unit)	—	—	—	(2,657)	—	—	—	—	(2,657)	—
Preferred units - Series E ($0.5547 per unit)	—	—	—	(2,662)	—	—	—	—	(2,662)	—
Other distributions	—	—	—	—	—	(32)	—	(4,773)	(4,805)	—
Contribution from non-controlling interests	—	—	—	—	—	—	—	1,498	1,498	—
Equity based compensation and other (note 13)	—	113	—	—	—	—	—	—	113	—
Balance as at September 30, 2018	410,315	829,193	15,800	384,274	132,225	14,646	6,272	42,252	1,408,862	—
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
1.Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership). Unless the context otherwise requires, the terms "we," "us," or "our," as used herein, refer to the Partnership.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2018, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on February 28, 2019. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and units. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

2. Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 was effective January 1, 2019, with early adoption permitted. In July 2018, FASB issued an additional Accounting Standards Update that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership elected to use this new optional transition approach. The Partnership adopted ASU 2016-02 on January 1, 2019. To determine the cumulative effect adjustment, the Partnership has not reassessed whether any expired or existing contracts are, or contain leases, has not reassessed lease classification, and has not reassessed initial direct costs for any existing leases. The adoption of ASU 2016-02 has resulted in a change in the accounting method for the lease portion of the daily charter hire for the Partnership's chartered-in vessels accounted for as operating leases with firm periods of greater than one year. As of January 1, 2019, the Partnership had four in-chartered vessels in its fleet, the accounting for three of which vessels was impacted by the adoption of ASU 2016-02, as well as a small number of office leases. Under ASU 2016-02, the Partnership has recognized a right-of-use asset and a lease liability on the balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. The right-of-use asset and lease liability recognized on January 1, 2019 was $19.4 million and on September 30, 2019 was $16.9 million and $16.1 million, respectively. As at September 30, 2019, the right-of-use asset is included in Other assets, and the lease liability in Other current liabilities and Other long-term liabilities, on the Partnership's unaudited consolidated balance sheet. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired. In addition, under ASU 2016-02, direct financing lease payments received have been presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows. Direct financing lease payments received during the three and nine months ended September 30, 2019 were $0.2 million and $0.7 million, respectively. The Partnership’s floating production, storage and off-loading (or FPSO) contracts, contracts of affreightment (or CoAs), time charters, and voyage charters include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customer. The Partnership has elected to not separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and account for the combined components as an operating lease.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance. Based on the Partnership's preliminary assessment, adoption of ASU 2016-13 is not expected to have a material impact on the Partnership's consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
3. Financial Instruments

a)Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	288,788	288,788	233,580	233,580
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(186,624)	(186,624)	(107,074)	(107,074)
Cross currency swap agreements	Level 2	—	—	(4,538)	(4,538)
Foreign currency forward contracts	Level 2	(2,658)	(2,658)	(4,650)	(4,650)

Non-recurring:
Vessels held for sale	Level 2	13,000	13,000	—	—

Other:
Long-term debt - public (note 6)	Level 1	(944,201)	(945,490)	(1,027,696)	(977,917)
Long-term debt - non-public (note 6)	Level 2	(2,119,265)	(2,069,256)	(2,070,046)	(2,082,316)
Due to related parties - current (note 8e)	Level 2	—	—	(125,000)	(123,025)
Due to related parties - long-term (note 8e)	Level 2	(125,000)	(123,194)	—	—
Obligations related to finance leases (note 11e)	Level 2	(10,786)	(11,900)	—	—

Vessels held for sale – In June and September 2019, the carrying values of the Navion Hispania and Stena Sirita shuttle tankers, respectively, were written down to their estimated fair values, using appraised values, as a result of the expected sales of the vessels. The Partnership's consolidated statements of loss for the three and nine months ended September 30, 2019 include $1.5 million and $2.3 million write-downs, respectively, related to these vessels, which are included in the Partnership's shuttle tanker segment.

Obligations related to finance leases – The fair values of the Partnership's long-term obligations related to finance leases are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

b)Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	September 30, 2019	December 31, 2018
			$	$
Direct financing leases	Payment activity	Performing	4,125	4,793

4. Segment Reporting

For the nine months ended September 30, 2019 and 2018, the Partnership had six reportable segments: FPSO, shuttle tanker, floating storage and off-take (or FSO), Unit for Maintenance and Safety (or UMS), towage and offshore installation vessels (or towage) and conventional tanker. During 2019, the Partnership redelivered its two in-chartered conventional tankers to their owners and ceased operations in this segment.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Effective for periods commencing on or after January 1, 2019, management has changed its primary measure for evaluating segment performance from income from vessel operations to Adjusted EBITDA. Adjusted EBITDA has also been presented for the three and nine months ended September 30, 2018 to maintain comparability of segment performance between the periods reported in these unaudited consolidated financial statements. Adjusted EBITDA is defined as net loss before interest expense (net), income tax expense, and depreciation and amortization as adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Adjusted EBITDA also excludes: realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity income. Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted joint ventures and excludes the non-controlling interests' proportionate share of Adjusted EBITDA from the Partnership's consolidated joint ventures. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenue and expenses of its investments in, its equity-accounted for joint ventures. Consequently, the cash flow generated by the Partnership’s investments in equity accounted joint ventures may not be available for use by the Partnership in the period that such cash flows are generated.

Adjusted EBITDA is a measure that may assist management and investors in comparing the Partnership’s performance on a consistent basis from period to period.

The following tables include results for the Partnership’s reportable segments for the periods presented in these unaudited consolidated financial statements.

Three Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations	Total
Revenues	113,362	133,659	35,168	441	16,817	—	—	299,447
Voyage expenses	—	(20,860)	(204)	(20)	(9,822)	—	—	(30,906)
Vessel operating expenses	(51,156)	(30,246)	(10,301)	(560)	(7,137)	—	—	(99,400)
Time-charter hire expenses	—	(11,119)	—	—	—	—	—	(11,119)
General and administrative(1)	(8,892)	(4,729)	(835)	(1,435)	(1,056)	—	—	(16,947)
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(1,242)	(1,242)
Adjusted EBITDA from equity-accounted vessels(3)	20,236	—	—	—	—	—	—	20,236
Adjusted EBITDA attributable to non-controlling interests	—	(2,284)	(125)	—	—	—	—	(2,409)
Adjusted EBITDA	73,550	64,421	23,703	(1,574)	(1,198)	—	(1,242)	157,660

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended September 30, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations	Total
Revenues	131,244	144,298	32,586	—	14,954	4,576	—	327,658
Voyage expenses	—	(28,633)	(188)	(8)	(9,392)	(2,693)	—	(40,914)
Vessel operating expenses	(51,662)	(33,427)	(11,366)	(572)	(6,372)	—	—	(103,399)
Time-charter hire expenses	—	(9,469)	—	—	—	(3,675)	—	(13,144)
General and administrative(1)	(8,206)	(5,132)	(569)	(299)	(1,120)	(90)	—	(15,416)
Restructuring charge	(1,899)	—	—	—	—	—	—	(1,899)
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(747)	(747)
Adjusted EBITDA from equity-accounted vessels(3)	22,882	—	—	—	—	—	—	22,882
Adjusted EBITDA attributable to non-controlling interests	—	(2,564)	(129)	—	—	—	—	(2,693)
Adjusted EBITDA	92,359	65,073	20,334	(879)	(1,930)	(1,882)	(747)	172,328

Nine Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations	Total
Revenues	377,400	408,046	104,427	2,494	55,519	7,972	—	955,858
Voyage expenses	—	(63,566)	(614)	(48)	(28,391)	(4,977)	—	(97,596)
Vessel operating expenses	(174,228)	(92,083)	(30,978)	(616)	(21,432)	—	—	(319,337)
Time-charter hire expenses	—	(29,872)	—	—	—	(4,319)	—	(34,191)
General and administrative(1)	(26,684)	(14,532)	(2,659)	(3,972)	(3,200)	(104)	—	(51,151)
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(3,559)	(3,559)
Adjusted EBITDA from equity-accounted vessels(3)	63,651	—	—	—	—	—	—	63,651
Adjusted EBITDA attributable to non-controlling interests	—	(8,547)	(377)	—	—	—	—	(8,924)
Adjusted EBITDA	240,139	199,446	69,799	(2,142)	2,496	(1,428)	(3,559)	504,751

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Nine Months Ended September 30, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations(2)	Total
Revenues	389,535	430,201	99,823	—	38,075	14,497	(920)	971,211
Voyage expenses	—	(82,471)	(553)	(43)	(20,478)	(9,043)	182	(112,406)
Vessel operating expenses	(162,381)	(111,432)	(32,541)	(2,977)	(19,864)	—	116	(329,079)
Time-charter hire expenses	—	(27,348)	—	—	—	(11,987)	—	(39,335)
General and administrative(1)	(25,537)	(17,887)	(1,664)	(2,728)	(3,006)	(270)	—	(51,092)
Restructuring charge	(1,899)	—	—	—	—	—	—	(1,899)
Realized gain on foreign currency forward contracts	—	—	—	—	—	—	243	243
Adjusted EBITDA from equity-accounted vessels(3)	67,367	—	—	—	—	—	—	67,367
Adjusted EBITDA attributable to non-controlling interests	—	(11,488)	(549)	—	—	—	—	(12,037)
Adjusted EBITDA	267,085	179,575	64,516	(5,748)	(5,273)	(6,803)	(379)	492,973
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Includes revenues and expenses earned and incurred between segments of the Partnership during the nine months ended September 30, 2018.
(3)Adjusted EBITDA from equity-accounted vessels represents the Partnership's proportionate share of Adjusted EBITDA (as defined above) from its equity-accounted joint ventures.

The following table includes reconciliations of Adjusted EBITDA to net loss for the periods presented in these consolidated financial statements:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Adjusted EBITDA	157,660	172,328	504,751	492,973
Depreciation and amortization(1)	(86,336)	(91,523)	(264,468)	(281,267)
(Write-down) and gain on sale of vessels(2)	(1,498)	350	10,258	(206,941)
Interest expense	(53,767)	(54,736)	(157,624)	(145,971)
Interest income	1,776	991	4,099	2,383
Realized and unrealized (loss) gain on derivative instruments(3)	(26,358)	10,128	(96,270)	53,030
Foreign currency exchange loss	(5,387)	(266)	(4,166)	(6,069)
Losses on debt repurchases	—	(55,479)	—	(55,479)
Other expense - net	(101)	(699)	(2,095)	(4,562)
Expenses and losses relating to equity accounted investments(4)	(16,851)	(11,005)	(56,992)	(33,146)
Adjusted EBITDA attributable to non-controlling interests	2,409	2,693	8,924	12,037
Loss before income tax expense	(28,453)	(27,218)	(53,583)	(173,012)
Income tax expense	(6,316)	(12,137)	(11,763)	(18,775)
Net loss	(34,769)	(39,355)	(65,346)	(191,787)
(1)Depreciation and amortization by segment for the three months ended September 30, 2019 is as follows: FPSO $36.1 million, Shuttle Tanker $32.9 million, FSO $10.4 million, UMS $1.7 million and Towage $5.2 million (three months ended September 30, 2018 - FPSO $36.7 million, Shuttle Tanker $37.7 million, FSO $10.4 million, UMS $1.7 million and Towage $5.1 million). Depreciation and amortization by segment for the nine months ended September 30, 2019 is as follows: FPSO $109.8 million, Shuttle Tanker $103.0 million, FSO $31.1 million, UMS $5.0 million and Towage $15.6 million (nine months ended September 30, 2018 - FPSO $108.7 million, Shuttle Tanker $118.9 million, FSO $33.7 million, UMS $5.0 million and Towage $15.2 million).
(2)(Write-down) and gain on sale of vessels by segment for the three months ended September 30, 2019 is as follows: Shuttle Tanker ($1.5) million (three months ended September 30, 2018 - Shuttle Tanker $0.4 million). (Write-down) and gain on sale of vessels by segment for the nine months ended September 30, 2019 is as follows: Shuttle Tanker ($1.0) million and FSO $11.2 million (nine months ended September 30, 2018 - FPSO ($180.2) million and Shuttle Tanker ($26.7) million).
(3)Excludes the realized gain (loss) on foreign currency forward contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
(4)Includes depreciation and amortization, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and income tax expense relating to equity accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted vessels as presented in the tables above as part of the results for the Partnership’s reportable segments and (b) expenses and gains (losses) relating to equity accounted investments from this table equals the amount of equity income included on the Partnership's consolidated statements of loss.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2019	December 31, 2018
	$	$
FPSO segment	2,149,695	2,279,277
Shuttle tanker segment	1,715,370	1,684,887
FSO segment	435,619	463,647
UMS segment	216,259	220,509
Towage segment	397,084	419,000
Conventional tanker segment	158	4,259
Unallocated:
Cash and cash equivalents and restricted cash	288,788	233,580
Other assets	7,492	6,893
Consolidated total assets	5,210,465	5,312,052

5. Revenues

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, CoAs, time-charter contracts, bareboat charter contracts and voyage charter contracts. During the nine months ended September 30, 2019, the Partnership also generated revenues from the operation of volatile organic compounds (or VOC) systems on eight of the Partnership’s shuttle tankers, and the management of three FPSO units, one FSO unit and two shuttle tankers (nine months ended September 30, 2018 - VOC systems on 13 of the Partnership’s shuttle tankers, and the management of three FPSO units, one FSO unit and two shuttle tankers) on behalf of Teekay Corporation and its wholly-owned subsidiaries, who are the disponent owners or charterers of these assets. For a description of these contracts, see Item 18 - Financial Statements: Note 5 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018.

The following tables contain the Partnership’s revenue for the three and nine months ended September 30, 2019 and 2018, by contract type and by segment:

Three Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	98,178	—	—	—	—	—	—	98,178
CoAs	—	43,952	—	—	—	—	—	43,952
Time charters	—	72,766	30,632	—	—	—	—	103,398
Bareboat charters	—	8,469	3,758	—	—	—	—	12,227
Voyage charters	—	6,036	—	—	16,817	—	—	22,853
Management fees and __other	15,184	2,436	778	441	—	—	—	18,839
	113,362	133,659	35,168	441	16,817	—	—	299,447

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended September 30, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	118,898	—	—	—	—	—	—	118,898
CoAs	—	51,977	—	—	—	—	—	51,977
Time charters	—	72,526	27,855	—	—	—	—	100,381
Bareboat charters	—	9,039	4,002	—	—	—	—	13,041
Voyage charters	—	7,924	—	—	14,954	4,576	—	27,454
Management fees and __other	12,346	2,832	729	—	—	—	—	15,907
	131,244	144,298	32,586	—	14,954	4,576	—	327,658

Nine Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	318,179	—	—	—	—	—	—	318,179
CoAs	—	139,450	—	—	—	—	—	139,450
Time charters	—	220,206	90,629	—	—	—	—	310,835
Bareboat charters	—	26,253	11,472	—	—	—	—	37,725
Voyage charters	—	15,997	—	—	55,519	7,972	—	79,488
Management fees and __other	59,221	6,140	2,326	2,494	—	—	—	70,181
	377,400	408,046	104,427	2,494	55,519	7,972	—	955,858

Nine Months Ended September 30, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	342,992	—	—	—	—	—	—	342,992
CoAs	—	140,155	—	—	—	—	—	140,155
Time charters	—	222,218	84,136	—	—	—	—	306,354
Bareboat charters	—	35,720	13,380	—	—	—	—	49,100
Voyage charters	—	21,032	—	—	38,075	14,497	(920)	72,684
Management fees and __other	46,543	11,076	2,307	—	—	—	—	59,926
	389,535	430,201	99,823	—	38,075	14,497	(920)	971,211

The following table contains the Partnership’s revenue by lease and non-lease contracts for the three and nine months ended September 30, 2019 and 2018:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Lease revenue
Lease revenue from lease payments of direct financing and sales __type leases	111	387	350	1,284
Lease revenue from lease payments of operating leases	257,024	293,999	811,078	848,606
Variable lease payments - cost reimbursements(1)	1,466	1,243	7,819	18,206
Variable lease payments(2)	5,190	(208)	10,911	1,031
	263,791	295,421	830,158	869,127
Non-lease revenue
Non-lease revenue - related to sales type or direct financing leases	—	1,376	—	4,083
Voyage charters - towage	16,817	14,954	55,519	38,075
Management fees and other	18,839	15,907	70,181	59,926
	35,656	32,237	125,700	102,084
Total	299,447	327,658	955,858	971,211
(1)Reimbursements for vessel operating expenditures received from the Partnership’s customers relating to such costs incurred by the Partnership to operate the vessel for the customer.
(2)Compensation from production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures.
Contract Assets and Liabilities

Certain customer contracts that the Partnership enters into will result in situations where the customer will pay consideration for performance to be provided in the following month or months. These receipts are a contract liability and are presented as deferred revenue until performance is provided. In other cases, the Partnership will provide performance in the month or months prior to it being entitled to invoice for such performance. This results in such receipts being reflected as a contract asset that is presented within other current assets. In addition to these short-term timing differences between the timing of revenue recognition and when the entity’s right to consideration in exchange for goods or services is unconditional, the Partnership has long-term charter arrangements whereby it has received payments that are larger in the early periods of the arrangements and long-term charter arrangements whereby it will receive payments that are larger in the latter periods of the arrangements. The following table presents the contract assets and contract liabilities on the Partnership's consolidated balance sheets associated with these long-term charter arrangements from contracts with customers:

	September 30, 2019	December 31, 2018
	$	$
Contract assets
Current	4,283	7,926
Non-current	76,266	62,295
	80,549	70,221

Contract liabilities
Current	57,735	55,750
Non-current	92,717	145,852
	150,452	201,602

During the three and nine months ended September 30, 2019, the Partnership recognized revenue of $11.4 million and $41.1 million, respectively, which was included in contract liabilities on December 31, 2018.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
6. Long-Term Debt

	September 30, 2019	December 31, 2018
	$	$
U.S. Dollar Revolving Credit Facilities due through 2024	531,600	523,125
U.S. Dollar Term Loans due through 2032	1,332,863	1,388,107
U.S. Dollar Term Loan due through 2021	45,309	55,018
U.S. Dollar Bonds due through 2023	950,000	1,024,816
U.S. Dollar Non-Public Bonds due through 2027	251,908	141,158
Norwegian Krone Bonds due through 2019	—	9,953
Total principal	3,111,680	3,142,177
Less debt issuance costs and other	(48,214)	(44,435)
Total debt	3,063,466	3,097,742
Less current portion	(358,781)	(554,336)
Long-term portion	2,704,685	2,543,406

As at September 30, 2019, the Partnership had two revolving credit facilities (December 31, 2018 - two), which, as at such date, provided for total borrowings of up to $531.6 million (December 31, 2018 - $523.1 million), and were fully drawn (December 31, 2018 - fully drawn). The total amount available under the revolving credit facilities reduces by $18.4 million (remainder of 2019), $73.6 million (2020), $73.6 million (2021), $103.6 million (2022), $53.6 million (2023) and $208.8 million (2024). One revolving credit facility is guaranteed by the Partnership for all outstanding amounts and contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. The other revolving credit facility is guaranteed by subsidiaries of the Partnership, and contains covenants that require Teekay Shuttle Tankers L.L.C. (a wholly-owned subsidiary of the Partnership which was formed during 2017 to hold the Partnership’s shuttle tanker fleet) to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $35.0 million and 5.0% of Teekay Shuttle Tankers L.L.C.'s total consolidated debt and a net debt to total capitalization ratio no greater than 75.0%. The revolving credit facilities are collateralized by first-priority mortgages granted on 18 of the Partnership’s vessels, together with other related security.

As at September 30, 2019, the Partnership had term loans outstanding secured by three shuttle tankers, two FSO units, two FPSO units, ten towage and offshore installation vessels, four shuttle tanker newbuildings, and the Arendal Spirit UMS, which totaled $1.3 billion in the aggregate (December 31, 2018 - secured by three shuttle tankers, two FSO units, three FPSO units, ten towage and offshore installation vessels, four shuttle tanker newbuildings, and the Arendal Spirit UMS, which totaled $1.4 billion). The term loans reduce over time with quarterly or semi-annual payments and have varying maturities through 2032. As at September 30, 2019, the Partnership or a subsidiary of the Partnership had guaranteed all of these term loans.

As at September 30, 2019, two of the Partnership’s 50%-owned subsidiaries had one outstanding term loan (December 31, 2018 - one), which totaled $45.3 million (December 31, 2018 - $55.0 million). The term loan reduces over time with quarterly payments and matures in 2021. The term loan is collateralized by first-priority mortgages on the two shuttle tankers to which the loan relates, together with other related security. As at September 30, 2019, a subsidiary of the Partnership guaranteed $22.7 million of the term loan, which represents its 50% share of the outstanding term loan, and the other owner had guaranteed the remaining $22.7 million of the term loan.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $72.6 million of one tranche of the term loan for the towage and offshore installation vessels, which is fixed at 2.93%, and $46.8 million of one tranche of the term loan for the shuttle tanker newbuildings, which is fixed at 4.55%. At September 30, 2019, the margins for floating-rate facilities and loans ranged between 0.90% and 4.30% (December 31, 2018 - 0.90% and 4.30%). The weighted-average interest rate on the Partnership’s U.S. Dollar variable rate long-term debt as at September 30, 2019 was 4.5% (December 31, 2018 - 5.1%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9) or fixed rate facilities.

In July 2018, the Partnership issued, in a U.S. private placement, $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate of 8.50%. The bonds contain certain incurrence-based covenants. As at September 30, 2019, the carrying amount of the bonds was $700.0 million. Brookfield Business Partners L.P. and its institutional investors (or Brookfield) purchased $500.0 million of these bonds and as at September 30, 2019 held $444.2 million of these bonds (December 31, 2018 - $475.0 million) (see note 8f).

In August 2017, the Partnership's wholly-owned subsidiary Teekay Shuttle Tankers L.L.C. issued $250.0 million in senior unsecured bonds in the Norwegian bond market that mature in August 2022. These bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are fixed at a rate of 7.125%. As at September 30, 2019, the carrying amount of the bonds was $250.0 million (December 31, 2018 - $250.0 million).

In September 2019, the Partnership issued $120.0 million in senior bonds in a U.S. private placement that mature in September 2027. The interest payments on the bonds are fixed at a rate of 7.107%. The bonds are collateralized by certain related security and are guaranteed

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
by the Partnership. The Partnership makes semi-annual repayments on the bonds and as at September 30, 2019, the carrying amount of the bonds was $120.0 million (December 31, 2018 - nil).

In February 2015, the Partnership issued $30.0 million in senior bonds in a U.S. private placement that mature in July 2024. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at September 30, 2019, the carrying amount of the bonds was $15.4 million (December 31, 2018 - $17.2 million).

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior bonds that mature in January 2024 to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at September 30, 2019, the carrying amount of the bonds was $116.5 million (December 31, 2018 - $123.9 million).

The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2019 are $89.0 million (remainder of 2019), $350.2 million (2020), $311.2 million (2021), $573.2 million (2022), $1,108.8 million (2023), and $679.3 million (thereafter).

Certain of the Partnership’s revolving credit facilities, term loans and bonds contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if the Partnership is in default or does not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities and seven term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 150%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at September 30, 2019, these hull covenant ratios were estimated to range from 126% to 474% and the Partnership was in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towage, UMS, FSO or FPSO unit markets could negatively affect these ratios.

Please read Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Cash Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at September 30, 2019, the Partnership was in compliance with all covenants related to the credit facilities and consolidated long-term debt.

7. Lease Obligations

The Partnership charters in vessels from other vessel owners on time-charter contracts, whereby the vessel owner will provide use of the vessel to the Partnership, as well as operate the vessel for the Partnership. A time-charter contract is typically for a fixed period of time, although in certain cases the Partnership may have the option to extend the charter. The Partnership will typically pay the owner a daily hire rate that is fixed over the duration of the charter. The Partnership is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

The Partnership has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Partnership’s incremental borrowing rate, which is based on the fixed interest rate the Partnership could obtain when entering into a secured loan facility of similar term.

With respect to time-charter-in contracts with an original term of more than one year, for the three and nine months ended September 30, 2019, the Partnership incurred $4.8 million and $17.7 million, respectively, of time-charter hire expense related to these time-charter-in contracts, of which $2.8 million and $10.4 million, respectively, were allocated to the lease component and $2.0 million and $7.3 million, respectively, were allocated to the non-lease component. The $2.8 million and $10.4 million allocated to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the three

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
and nine months ended September 30, 2019, respectively. As at September 30, 2019, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in contracts was 0.1 years and 5.7%, respectively.

The Partnership has elected to recognize the lease payments of short-term leases in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For the three and nine months ended September 30, 2019, the Partnership incurred $6.3 million and $16.4 million, respectively, of time-charter hire expense related to time-charter contracts classified as short-term leases.

A maturity analysis of the Partnership’s operating lease liabilities from time-charter-in contracts (excluding short-term leases) as at September 30, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
As at September 30, 2019	$	$	$
Payments:
October to December 2019	1,238	894	2,132
Total payments	1,238	894	2,132
Less imputed interest	(7)
Carrying value of operating lease liabilities	1,231

As at September 30, 2019, minimum commitments to be incurred by the Partnership under short-term time-charter contracts, were approximately $4.3 million (remainder of 2019), $15.8 million (2020) and $2.2 million (2021).

8. Related Party Transactions and Balances

a)The Partnership provides to and receives from Teekay Corporation and its wholly-owned subsidiaries certain commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. On May 8, 2019, Brookfield acquired all of Teekay Corporation's remaining interests in the Partnership, including its 49% general partner interest (providing Brookfield with 100% of the general partner ownership interest), 13.8% interest in common units, 17.3 million common unit equivalent warrants and a $25 million loan receivable outstanding (see note 8e). Effective May 8, 2019, Teekay Corporation and its wholly-owned subsidiaries were no longer related parties of the Partnership; however, the Partnership continues to provide to and receive from Teekay Corporation the services described above. Certain administrative services historically provided to the Partnership by Teekay Corporation are in the process of being transferred or have been transferred to the Partnership. The Partnership's related party transactions recognized in the consolidated statements of loss were as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Revenues(1)	—	29,255	42,628	89,633
Vessel operating expenses(2)	—	(1,492)	(2,535)	(4,606)
General and administrative(3)	—	(4,378)	(5,862)	(15,088)
Interest expense(4)(5)(6)	(11,774)	(11,864)	(36,465)	(25,700)
Losses on debt repurchases(7)	—	(46,041)	—	(46,041)

(1)Includes revenue from time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation prior to May 8, 2019.
(2)Includes ship management and crew training services provided by Teekay Corporation prior to May 8, 2019.
(3)Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the general partner for costs incurred on the Partnership’s behalf prior to May 8, 2019.
(4)Includes interest expense of $9.6 million and $29.5 million, respectively, for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 - $10.4 million), incurred on a portion of five-year senior unsecured bonds held by Brookfield (see note 8f).
(5)Includes interest expense of $2.1 million and $7.0 million, respectively, for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 - $1.4 million and $2.6 million), incurred on the unsecured revolving credit facility provided by Brookfield and Teekay Corporation prior to May 8, 2019 (see note 8e).
(6)Includes interest expense of $0.1 million and $10.0 million, respectively, and accretion expense of nil and $2.7 million, respectively, for the three and nine months ended September 30, 2018, incurred on the Brookfield Promissory Note (see note 8d).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
(7)Includes the loss on the Partnership's prepayment of the Brookfield Promissory Note, for the three and nine months ended September 30, 2018, which includes the acceleration of non-cash accretion expense of $31.5 million resulting from the difference between the $200.0 million settlement amount at its par value and its carrying value of $168.5 million, an associated early termination fee of $12.0 million paid to Brookfield and the write-off of capitalized loan costs. (see note 8f).

b)During the nine months ended September 30, 2019, two shuttle tankers and three FSO units (three and nine months ended September 30, 2018 - two shuttle tankers and three FSO units) of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

c)At September 30, 2019, the carrying value of amounts due from related parties totaled nil (December 31, 2018 - $59.8 million) and the carrying value of amounts due to related parties totaled $125.0 million (December 31, 2018 - $183.8 million). As at September 30, 2019, the amount due to related parties consisted only of the unsecured revolving credit facility provided by Brookfield (see note 8e).

d)On September 25, 2017, Brookfield acquired a $200.0 million promissory note from a subsidiary of Teekay Corporation. This promissory note was initially issued in 2016 by the Partnership to Teekay Corporation and was amended and restated in September 2017 when it was sold by Teekay Corporation to Brookfield (as so amended and restated, the Brookfield Promissory Note). The Brookfield Promissory Note bore interest at an annual rate of 10.00% on the outstanding principal balance, which was payable quarterly. On July 2, 2018, the Partnership repurchased the Brookfield Promissory Note (see note 8f). During the three and nine months ended September 30, 2018, the Partnership incurred $0.1 million and $10.0 million, respectively, of interest expense under the terms of the Brookfield Promissory Note.

e)On March 31, 2018, the Partnership entered into a credit agreement for an unsecured revolving credit facility provided by Brookfield and Teekay Corporation, which provides for borrowings of up to $125.0 million ($100.0 million by Brookfield and $25.0 million by Teekay Corporation). On May 8, 2019, Brookfield acquired from Teekay Corporation its $25.0 million receivable of the revolving credit facility. As at September 30, 2019, the revolving credit facility was fully drawn (December 31, 2018 - fully drawn). The interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum until March 31, 2019 and LIBOR plus a margin of 7.00% per annum for balances outstanding after March 31, 2019. Any outstanding principal balances are due on the maturity date. During the three and nine months ended September 30, 2019, the maturity date of the revolving credit facility was extended to October 1, 2020. The revolving credit facility contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. As at September 30, 2019, the Partnership was in compliance with these covenants.

f)On July 2, 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate 8.50% (see note 6). Brookfield purchased $500.0 million of these bonds, which included an exchange of the Brookfield Promissory Note at its par value of $200.0 million and additionally, the Partnership paid an associated $12.0 million early termination fee to Brookfield. As at September 30, 2019, Brookfield held $444.2 million of these bonds (December 31, 2018 - $475.0 million), which is included in long-term debt on the Partnership's consolidated balance sheets.

g)During 2017 and 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct four Suezmax Dynamic Positioning 2 (or DP2) and two Aframax DP2 shuttle tanker newbuildings, which are expected to deliver in late-2019 through 2021 (see note 11e). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to the construction of these shuttle tankers. These costs are capitalized and included as part of advances on newbuilding construction contracts and are reclassified to vessels and equipment upon delivery of the vessels. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries were $1.8 million as at May 8, 2019 (December 31, 2018 - $1.1 million).

9. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the nine months ended September 30, 2019 and 2018 as cash flow hedges.

As at September 30, 2019, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars)	Average Forward Rate(1)	Expected Maturity
				2019	2020
				(in thousands of U.S. Dollars)
Norwegian Krone	368,103	(2,393)	8.56	12,459	30,567
Euro	3,000	(265)	0.85	3,549	—
		(2,658)		16,008	30,567

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. During the nine months ended September 30, 2018, certain of these interest rate swaps were designated in qualifying hedging relationships and hedge accounting was applied in the consolidated financial statements or within the Partnership's equity-accounted for investments. During 2018, the Partnership de-designated, for accounting purposes, certain interest rate swaps and as at September 30, 2019, has not designated, for accounting purposes, any of its interest rate swaps as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

As at September 30, 2019, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	690,359	(142,973)	5.6	4.1
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	710,158	(43,651)	2.9	3.1
		1,400,517	(186,624)
(1)Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2019, ranged between 0.90% and 4.30%.
(2)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.
(3)Principal amount reduces quarterly or semi-annually.

For the periods indicated, the following tables present the effective and ineffective portion of the gain (loss) on interest rate swap agreements designated and qualifying as cash flow hedges. The following tables exclude any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Three Months Ended September 30, 2019				Three Months Ended September 30, 2018
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI(1)	from AOCI(2)	Portion(3)		in AOCI(1)	from AOCI(2)	Portion(3)
—	192	—	Interest expense	—	58	—	Interest expense
—	192	—		—	58	—

Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI(1)	from AOCI(2)	Portion(3)		in AOCI(1)	from AOCI(2)	Portion(3)
—	489	—	Interest expense	(2,495)	6	—	Interest expense
—	489	—		(2,495)	6	—
(1)Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).
(2)Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3)Ineffective portion of designated and qualifying cash flow hedges.

As at September 30, 2019, the Partnership had multiple interest rate swaps and foreign currency forward contracts governed by certain master agreements. Each of the master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2019, these derivatives had an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $136.6 million (December 31, 2018 - an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $91.1 million). As at December 31, 2018, the Partnership had $1.2 million on deposit with the relevant counterparties as security for cross currency swap liabilities under certain master agreements. As at September 30, 2019 this balance was nil. The deposit is presented in restricted cash on the consolidated balance sheet as at December 31, 2018.

Tabular disclosure

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets:

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at September 30, 2019
Foreign currency contracts	—	—	—	(2,658)	—
Interest rate swaps	—	—	(2,256)	(15,403)	(168,965)
	—	—	(2,256)	(18,061)	(168,965)

As at December 31, 2018
Foreign currency contracts	—	—	—	(4,225)	(425)
Cross currency swaps	—	—	(96)	(4,442)	—
Interest rate swaps	1,028	2,075	(1,625)	(14,623)	(93,929)
	1,028	2,075	(1,721)	(23,290)	(94,354)

Total realized and unrealized (loss) gain of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the consolidated statements of loss for the three and nine months ended September 30, 2019 and 2018 as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Realized (loss) gain on derivative instruments
Interest rate swaps	(12,900)	(10,749)	(19,344)	(33,735)
Foreign currency forward contracts	(1,242)	(747)	(3,559)	242
	(14,142)	(11,496)	(22,903)	(33,493)
Unrealized (loss) gain on derivative instruments
Interest rate swaps	(12,294)	20,083	(78,919)	88,057
Foreign currency forward contracts	(1,164)	794	1,993	(1,291)
	(13,458)	20,877	(76,926)	86,766
Total realized and unrealized (loss) gain on derivative __instruments	(27,600)	9,381	(99,829)	53,273

In January 2019, the Partnership settled its outstanding cross currency swaps, in connection with the repayment of certain NOK-denominated bonds, and incurred a realized loss during the nine months ended September 30, 2019. Realized and unrealized gain (loss) on cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of loss for the three and nine months ended September 30, 2019 and 2018 as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Realized loss	—	(36,768)	(4,177)	(39,504)
Unrealized gain	—	37,367	4,442	39,272
Total realized and unrealized gain (loss) on cross __currency swaps	—	599	265	(232)

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

10. Income Tax
The components of the provision for income tax are as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Current	(1,143)	(1,684)	(4,239)	(2,887)
Deferred	(5,173)	(10,453)	(7,524)	(15,888)
Income tax expense	(6,316)	(12,137)	(11,763)	(18,775)

11. Commitments and Contingencies

a)In May 2013, the Partnership entered into an agreement with Equinor ASA (or Equinor), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. A new FSO unit was converted from the Randgrid shuttle tanker to service the contract with Equinor and commenced operations in late-2017. In November 2017, the Partnership received a statement of claim from Sembcorp Marine Ltd. (or Sembcorp), the shipyard which completed the conversion of the FSO unit, relating to disputed variation orders in the amount of approximately $100 million. In September 2019, the Partnership entered into a settlement agreement with Sembcorp pursuant to which the parties agreed full and final settlement of all claims under the relevant shipyard contract for a payment of $22.4 million, which was paid by the Partnership to Sembcorp in October 2019.

b)In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end UMS. At the time of the transaction, affiliates of Logitel were parties to construction contracts for three UMS newbuildings ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit UMS, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during 2016 the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. An estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. During December 2017, Logitel Offshore Rig II Pte Ltd., the single-purpose subsidiary relating to the Stavanger Spirit, received a notice of arbitration from COSCO to arbitrate all disputes arising from the cancellation of the construction contract of the Stavanger Spirit UMS and during March 2018, COSCO commenced arbitration against Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. claiming $186.2 million plus interest, damages and costs. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred. Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. are disputing this claim.

The Partnership's estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages faced by it in relation to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract, and subject to the pre-action disclosure proceedings referred to above. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.

As at September 30, 2019, the Partnership's subsidiaries have accrued $43.3 million in the aggregate related to the above claims related to Logitel from COSCO.

c)In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57.0 million. The Petrojarl I FPSO unit underwent upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands prior to being moved to the Aibel AS shipyard (or Aibel) in Norway where its upgrades were completed. The FPSO unit commenced operations in May 2018 under a five-year charter contract with Atlanta Field B.V. and service agreement with Enauta Participações S.A. (formerly Queiroz Galvão Exploração e Produção SA).

During 2017, Damen commenced a formal arbitration with Petrojarl I L.L.C. (a wholly-owned subsidiary of the Partnership) as to the settlement of shipyard costs. During May 2018, the Partnership received a statement of case from Damen claiming $142.6 million for additional costs allegedly incurred by Damen in respect of the work and interest thereon. The Partnership served its defense to these claims on October 31, 2018 disputing the claims brought by Damen and bringing counterclaims against Damen (including a claim for abatement of the contract price) in excess of $110 million. As of September 30, 2019, the Partnership had not accrued for any potential liability relating to these claims as the Partnership's best estimate is that the arbitration will not result in a net award which would require an amount to be paid to Damen in excess of amounts already paid as at September 30, 2019.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
d)In October 2016, the Partnership received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million based on Shell's allegation that the Petrojarl Knarr FPSO unit did not meet the completion milestone on time. In August 2017, Shell served the Partnership with a notice of arbitration. Shell also claimed that the Partnership's inability to meet the completion milestone within the specified grace period in effect triggered a 20% reduction in the price for which Shell may purchase the Petrojarl Knarr FPSO unit from the Partnership pursuant to a purchase option agreement. In a counterclaim, the Partnership alleged that the completion milestone was met within the grace period and that Shell caused delays due to certain defaults in Shell’s specifications, as well as other events. The Partnership claimed that, due to delays caused by Shell, the Partnership is entitled to the daily lease rate under the contract for the unit commencing prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the purchase option price. The duration of the period that the Partnership claims to be entitled to receive additional daily lease payments was in dispute. In September 2019, after completion of arbitration hearings, Shell was awarded an amount of $23.6 million, plus interest of approximately $5.3 million, and the Partnership was awarded an amount of $3.6 million in respect of its counterclaims, plus interest of approximately $1.0 million. The net balance of the final settlement was paid by the Partnership to Shell in October 2019. The additional claim from Shell for a right to a 20% reduction in the value to be paid by Shell for the Petrojarl Knarr FPSO, on exercise of the contractual purchase option was denied.

e)In 2017, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct four Suezmax DP2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $601.8 million, excluding approximately $16 million of subsidies expected to be received by the Partnership. These newbuilding vessels are being constructed based on the Partnership's new Shuttle Spirit design which incorporates technologies intended to increase fuel efficiency and reduce emissions, including liquefied natural gas (or LNG) propulsion technology. Upon expected delivery in late-2019 through 2020, these vessels are to provide shuttle tanker services in the North Sea, with two to operate under the Partnership’s existing master agreement with Equinor, and two to operate directly within the North Sea CoA fleet. As at September 30, 2019, gross payments made towards these commitments were $202.8 million and the remaining gross payments required to be made are estimated to be $119.3 million (remainder of 2019) and $279.7 million (2020). In April 2019, the Partnership secured a $413.8 million debt facility, which as at September 30, 2019, provided borrowings of $117.1 million for the newbuilding payments and was fully drawn (see note 6).

In July 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Aframax DP2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $270.3 million, excluding approximately $2 million of subsidies expected to be received by the Partnership. These newbuilding vessels are also being constructed based on the Partnership's new Shuttle Spirit design. Upon delivery in late-2020 through early-2021, these vessels will join the Partnership's CoA portfolio in the North Sea. As at September 30, 2019, gross payments made towards these commitments were $32.4 million and the remaining gross payments required to be made are estimated to be $38.1 million (remainder of 2019), $122.3 million (2020) and $77.5 million (2021). In September 2019, the Partnership secured $214.2 million of long-term financing under sale-leaseback transactions, which as at September 30, 2019, provided pre-delivery borrowings of $11.9 million for the newbuilding payments and was fully drawn. The financing is classified as Other long-term liabilities on the Partnership's consolidated balance sheet and accrues interest at a fixed rate of 5.5% until the related vessels deliver.

In August 2019, the Partnership entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd., to construct one Suezmax DP2 shuttle tanker newbuilding, for an estimated aggregate fully built-up cost of $131.9 million. Upon delivery in early-2022, the vessel will operate under existing contracts with a group of oil companies on the East Coast of Canada. As at September 30, 2019, gross payments made towards this commitment was $5.8 million and the remaining gross payments required to be made are estimated to be $2.3 million (remainder of 2019), $22.0 million (2020), $27.9 million (2021) and $73.9 million (2022). The Partnership expects to secure long-term financing related to this shuttle tanker newbuilding.

f)During 2019, certain entities and individuals, which together claim to hold approximately 5,000,000 of the Partnership’s common units, filed complaints in the United States District Court for the Southern District of New York naming as defendants the Partnership, the general partner, current and former members of the Board of Directors of the general partner, certain senior management of the Partnership, Brookfield and Brookfield Asset Management Inc. In October 2019, a joint stipulation was filed by the plaintiffs to consolidate the separate complaints. The plaintiffs purport to assert claims on behalf of a class of holders of the Partnership’s common units in relation to Brookfield’s unsolicited non-binding proposal, made in May 2019, pursuant to which Brookfield would acquire all of the Partnership’s issued and outstanding common units that Brookfield does not already own in exchange for $1.05 in cash per common unit. On October 1, 2019, the Partnership entered into an agreement with Brookfield to acquire by merger all of the outstanding publicly held common units not already held by Brookfield in exchange for $1.55 in cash per common unit. (For a description of the pending transaction, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations--Significant Developments--Brookfield Investments” or Schedule 13e-3 Transaction Statement filed with the SEC on October 28, 2019.)

The complaints allege a breach of the Partnership’s limited partnership agreement and, in the alternative, a breach of an implied covenant of good faith and fair dealing. The complaints seek declaratory and injunctive relief and damages in an unspecified amount and an award to the plaintiffs of their costs and expenses incurred in the action, including their attorneys’ fees. The Partnership believes that there is no merit to these claims.

g)Despite generating $246.2 million of cash flows from operating activities during the nine months ended September 30, 2019, the Partnership had a working capital deficit of $144.9 million as at September 30, 2019. This working capital deficit primarily relates to the scheduled maturities and repayments of $358.8 million of outstanding debt during the 12 months ending September 30, 2020, which amount was classified as current as at September 30, 2019. The Partnership also anticipates making payments related to commitments to fund vessels under construction during 2019 through 2022 of $763.0 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Based on these factors, during the one-year period following the issuance of these consolidated financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. Additional potential sources of financing include refinancing or extension of debt facilities and extensions and redeployments of existing assets.

The Partnership is actively pursuing the funding alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise debt and refinance loan facilities for similar types of vessels. The Partnership is in various stages of completion on these matters.

Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

12. Total Capital and Net Loss Per Common Unit

At September 30, 2019, a total of 26.9% of the Partnership’s common units outstanding were held by the public. Brookfield held the remaining 73.1% of the common units of the Partnership and 100% of the general partner interest. At September 30, 2019, all of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) and Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series E Preferred Units) were held by entities other than Brookfield and its affiliates. On October 1, 2019, the Partnership announced that it entered into an agreement and plan of merger (or the Merger Agreement) with Brookfield. Pursuant to the Merger Agreement, Brookfield has agreed to acquire all of the outstanding publicly held common units not already held by Brookfield. Under the terms and subject to the conditions of the Merger Agreement, a newly formed subsidiary of Brookfield will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Brookfield and the general partner (or the Merger). The Merger will become effective upon the filing of a properly executed certificate of merger with the Registrar of Corporations of the Republic of the Marshall Islands or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (or the Effective Time).

The Merger Agreement provides that, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Brookfield Units) will be converted into the right to receive $1.55 in cash, to be paid without any interest thereon and reduced by any applicable tax withholding. As an alternative to receiving the cash consideration, each unaffiliated unitholder will have the option to elect to receive one newly designated unlisted Class A Common Unit, with limited voting rights and transferability, of the Partnership per common unit. Further details on the terms of the merger, including risk factors associated with the newly designated unlisted Class A Common Units, is provided in Schedule 13e-3 Transaction Statement filed with the SEC on October 28, 2019.

Limited partners’ interest in net loss per common unit – basic is determined by dividing net loss, after deducting the amount of net loss attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A, B and E Preferred Units by the weighted-average number of common units outstanding during the period. The distributions payable on the preferred units for the three and nine months ended September 30, 2019 were $8.0 million and $24.1 million, respectively, and $8.0 million and $23.4 million, respectively, for the three and nine months ended September 30, 2018.

The computation of limited partners’ interest in net loss per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (see note 13) and warrants. Consequently, the weighted average number of common units outstanding has been increased assuming conversion of the restricted units and exercise of the warrants using the treasury stock method. The computation of limited partners’ interest in net loss per common unit - diluted does not assume the issuance of common units pursuant to the restricted units and warrants if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders, all restricted units and warrants are anti-dilutive.

For the three and nine months ended September 30, 2019, a total of 72.3 million common unit equivalent warrants and 0.5 million restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive. For the three and nine months ended September 30, 2018, a total of 72.3 million common unit equivalent warrants and 0.1 million restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net loss are calculated as if all net loss was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net loss; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A, Series B and Series E Preferred Units. Unlike available cash, net loss is affected by non-cash items such as depreciation and amortization, unrealized gain or loss on derivative instruments and unrealized foreign currency translation gain and loss.

The general partner is entitled to incentive distributions based on the amount of quarterly cash distributions per common unit. For more information on the increasing percentages which may be used to calculate the general partner’s interest in net income or loss, please refer

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018. Cash distributions were below $0.35 per common unit during the three and nine months ended September 30, 2019 and 2018. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net loss for the purposes of the net loss per common unit calculation for the three and nine months ended September 30, 2019 and 2018.

13. Unit-Based Compensation

During the nine months ended September 30, 2019, a total of 561,420 common units, with an aggregate value of $0.7 million, were granted to the non-management directors of the general partner as part of their annual compensation for 2019.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of the Partnership and Teekay Corporation’s subsidiaries that provide services to the Partnership. During the nine months ended September 30, 2019 and 2018, the Partnership granted restricted unit-based compensation awards with respect to 2,577,626 and 1,424,058 units, respectively, with aggregate grant date fair values of $3.0 million and $3.7 million, respectively, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless the termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash. As at September 30, 2019 and December 31, 2018, the Partnership had 3,764,261 and 1,456,999 non-vested restricted units outstanding, respectively.

During the nine months ended September 30, 2019, restricted unit-based awards with respect to a total of 460,689 common units with a fair value of $1.6 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 116,282 common units and by paying $0.3 million in cash.

During the nine months ended September 30, 2018, restricted unit-based awards with respect to a total of 342,560 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 111,336 common units and by paying $0.4 million in cash.

The Partnership recorded unit-based compensation expense of $0.6 million and $0.3 million, during the three months ended September 30, 2019 and 2018, respectively, and $1.6 million and $1.7 million, during the nine months ended September 30, 2019 and 2018, respectively, in general and administrative expenses in the Partnership’s consolidated statements of loss.

As of September 30, 2019 and December 31, 2018, liabilities relating to cash settled restricted unit-based compensation awards of $1.5 million and $0.7 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at September 30, 2019, the Partnership had $2.9 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.2 years.

14. Investment in Equity Accounted Joint Ventures

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture of the Partnership and Ocyan S.A. (or Ocyan) which vessel was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. Included in the joint venture is a ten-year plus construction period loan facility, which as at September 30, 2019 had an outstanding balance of $600.8 million. The interest payments of the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due October 2027. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements, with an aggregate notional amount of $549.3 million as at September 30, 2019, which amortize quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.52%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Ocyan, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at September 30, 2019 had an outstanding balance of $105.9 million. The interest payments of the loan facility are based on LIBOR, plus a margin of 2.45%. The final payment under the loan facility is due October 2021. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $94.6 million as at September 30, 2019, which amortize semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.

As at September 30, 2019 and December 31, 2018, the Partnership had total investments of $212.6 million and $212.2 million, respectively, in joint ventures.

15. Restructuring Charge

During the three and nine months ended September 30, 2018, the Partnership recognized restructuring charges of $1.9 million mainly relating to severance costs from crew reduction on the Petrojarl Varg FPSO, which is currently in lay-up.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
As of September 30, 2019 and December 31, 2018, restructuring liabilities of nil and $1.5 million, respectively, were recognized in accrued liabilities on the consolidated balance sheets.

16. (Write-down) and Gain on Sale of Vessels

During the nine months ended September 30, 2019, the Partnership sold a 1988-built FSO unit, the Pattani Spirit, for net proceeds of $15.7 million. The Pattani Spirit was classified as held for sale on the Partnership's consolidated balance sheet as at December 31, 2018. The Partnership's consolidated statement of loss for the nine months ended September 30, 2019 includes a $11.2 million gain related to the sale of this vessel. The gain on sale is included in the Partnership's FSO segment.

During the nine months ended September 30, 2019, the Partnership sold a 2001-built shuttle tanker, the Nordic Spirit, and a 1998-built shuttle tanker, the Alexita Spirit, for net proceeds of $8.9 million and $8.7 million, respectively. The Nordic Spirit was classified as held for sale on the Partnership's consolidated balance sheet as at December 31, 2018. The Partnership's consolidated statement of loss for the nine months ended September 30, 2019 includes a $1.3 million gain related to the sale of these vessels. The gain on sale is included in the Partnership's shuttle tanker segment.

During the nine months ended September 30, 2018, the carrying value of the Cidade de Rio das Ostras (or Ostras) and Piranema Spirit FPSO units were written down to their estimated fair values, using a discounted cash flow valuation, as a result of a reassessment of the future redeployment assumptions for both units. The Ostras FPSO unit was classified as held for sale on the Partnership's consolidated balance sheet as at September 30, 2019. The Partnership's consolidated statement of loss for the nine months ended September 30, 2018 includes a $180.2 million write-down related to these vessels. The write-down is included in the Partnership's FPSO segment.

During the nine months ended September 30, 2018, the Partnership sold a 1998-built shuttle tanker, the Navion Britannia, for net proceeds of $10.4 million. The Partnership's consolidated statement of loss for the nine months ended September 30, 2018 includes a $2.6 million gain related to the sale of this vessel. The gain on sale is included in the Partnership's shuttle tanker segment.

During the nine months ended September 30, 2018, the carrying value of the Nordic Spirit and Stena Spirit shuttle tankers were written down to their estimated fair values, using appraised values, due to the redelivery of these vessels from their charterer after completing their bareboat charter contracts in May 2018 and the resulting change in the expectations for the future opportunities for the vessels. The Partnership's consolidated statement of loss for the nine months ended September 30, 2018 includes a $29.7 million write-down related to these vessels, of which $14.8 million is included in a 50%-owned subsidiary of the Partnership. The write-down is included in the Partnership's shuttle tanker segment.

17. Supplemental Cash Flow Information

The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in these consolidated financial statements:

	As at September 30,	As at December 31,	As at September 30,	As at December 31,
	2019	2018	2018	2017
	$	$	$	$
Cash and cash equivalents	270,827	225,040	199,860	221,934
Restricted cash(1)	17,961	8,540	9,901	28,360
	288,788	233,580	209,761	250,294
(1)Restricted cash as at September 30, 2019 includes funds held as a guarantee for certain operating expenses, funds for scheduled loan facility repayments, withholding taxes and office lease prepayments.
Restricted cash as at December 31, 2018 includes amounts held in escrow as collateral on the Partnership's cross currency swaps, funds for a scheduled loan facility repayment, withholding taxes and office lease prepayments.
Restricted cash as at September 30, 2018 includes amounts held in escrow for certain future drydock costs, withholding taxes and office lease prepayments.
Restricted cash as at December 31, 2017 includes amounts held in escrow as collateral on the Partnership’s cross currency swaps and funds for certain vessel upgrade costs.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
September 30, 2019
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Republic of the Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. In September 2017, affiliates of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) purchased from an affiliate of Teekay Corporation a 49% interest in our general partner and purchased approximately 60% of our common units and certain warrants to purchase additional common units from us.

In July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% interest in our general partner from an affiliate of Teekay Corporation. In May 2019, Brookfield purchased Teekay Corporation's remaining interest in us, which increased Brookfield's ownership to a 100% interest in our general partner and approximately 73% of our outstanding common units. In October 2019, we announced that we entered into an agreement and plan of merger with Brookfield (or Merger Agreement), pursuant to which Brookfield has agreed to acquire all of the outstanding publicly held common units representing limited partner interests of us not already owned by Brookfield.

We currently operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation vessels. As at September 30, 2019, our fleet consisted of 34 shuttle tankers (including seven newbuildings which are scheduled for delivery in late-2019 through 2022, two chartered-in vessels and one HiLoad Dynamic Positioning (or HiLoad DP) unit), eight FPSO units, five FSO units, ten long-distance towage and offshore installation vessels and one UMS. Our interests in non-chartered-in vessels range from 50% to 100%.

Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Despite the weakness in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operating activities have increased, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high-quality counterparties.

Although global crude oil and gas prices have experienced moderate recovery since falling from the highs of mid-2014, prices have not returned to those same highs and remain volatile due to global and regional geopolitical, economic and strategic risks and changes. This has affected the energy and capital markets and may also result in our vessels being employed on customer contracts that are cancellable or the failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the medium-to-long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to such charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Brookfield to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. Our operating fleet primarily trades on medium to long-term, stable contracts.

SIGNIFICANT DEVELOPMENTS

Brookfield Investments

In late-May 2019, we received an unsolicited non-binding proposal from Brookfield to acquire all issued and outstanding publicly held common units representing limited partnership interests of us that Brookfield does not already own in exchange for $1.05 in cash per common unit. Our Conflicts Committee, consisting only of non-Brookfield affiliated Teekay Offshore Directors, evaluated the proposed offer on behalf of the owners of the non-Brookfield owned limited partnership interests, and on October 1, 2019, we announced that we entered into a Merger Agreement with Brookfield. Pursuant to the Merger Agreement, Brookfield has agreed to acquire all of the outstanding publicly held common units representing limited partner interests of us not already held by Brookfield. Brookfield currently owns approximately 73% of our outstanding common units. Under the terms and subject to the conditions of the Merger Agreement, a newly formed subsidiary of Brookfield will merge with and into us, with us surviving as a wholly owned subsidiary of Brookfield and our general partner (or the Merger). The Merger will become effective upon the filing of a properly executed certificate of merger with the Registrar of Corporations of the Republic of the Marshall Islands or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (or the Effective Time).

The Merger Agreement provides that, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Brookfield Units) will be converted into the right to receive $1.55 in cash, to be paid without any interest thereon and reduced by any applicable tax withholding. As an alternative to receiving the cash consideration, each unaffiliated unitholder will have the option to elect to receive one newly designated unlisted Class A Common Unit of us, per common unit. Further details on the terms of the merger, including risk factors associated with the newly designated unlisted Class A Common Units, is provided in Schedule 13e-3 Transaction Statement filed with the SEC on October 28, 2019.

In May 2019, Brookfield purchased all of Teekay Corporation's remaining interests in us, including its 49% general partner interest, 13.8% interest in common units, 17.3 million common unit equivalent warrants and $25 million loan receivable outstanding under an unsecured revolving credit facility, for total proceeds of $100 million.

Financing

In October 2019, a subsidiary of ours, Teekay Shuttle Tankers L.L.C., successfully placed $125 million of senior unsecured green bonds due in October 2024. The green bonds carry a coupon of three months LIBOR plus 6.50%. We expect to use the proceeds from the bonds in accordance with our Green Bond Framework, which is publicly available on our website at https://teekayoffshore.com/wp-content/uploads/2019/09/Teekay-Shuttle-Tankers-L.L.C.-Green-Bond-Framework-September-2019.pdf, to partially fund four LNG-fueled shuttle tanker newbuildings currently under construction with expected deliveries in late-2019 through 2020.

In October 2019, we secured a $100 million bridge term loan to provide pre- and post-delivery financing for a shuttle tanker newbuilding to operate on the East Coast of Canada (see Shuttle Tanker Newbuilding below), which matures in August 2022. The debt facility bears interest at a rate of LIBOR plus 250 basis points until March 2020 and increases by 25 basis points per quarter thereafter. We intend to refinance the bridge loan into the existing East Coast Canada shuttle financing secured by the three vessels in operations.

In September 2019, we entered into a sale and leaseback transaction with a third-party that will: provide pre-delivery financing for two shuttle tanker newbuildings currently under construction; purchase the vessels for an adjustable purchase price of $107 million per vessel from us upon their expected deliveries in late-2020 and early-2021, respectively; and charter the vessels back to us for ten years, at which point the vessels will be sold back to us. The pre-delivery financing bears interest at a fixed rate of 5.5%, while the post-delivery sale and leaseback transaction is based on an interest rate of LIBOR plus 2.85%.

In September 2019, we completed a $120 million U.S. private placement of 7.11% Notes, due in September 2027, to be used for general corporate purposes.

In September 2019, we amended an existing loan agreement secured by the Arendal Spirit UMS to remove a mandatory prepayment clause under which the outstanding balance was due on September 30, 2019. The modified debt facility now matures in February 2023.

In September 2019, we extended the maturity date of an existing unsecured revolving credit facility provided by Brookfield, which provides for borrowings of up to $125 million. The amended revolving credit facility matures on October 1, 2020 and bears interest at a rate of LIBOR plus a margin of 7.0% on any drawn amount during the extended term.

In September 2019, a subsidiary of ours, Teekay Shuttle Tankers L.L.C., amended its $250 million fixed rate notes loan agreement to remove a change of control clause in the event of a delisting of our common units. The bonds will be repaid at 101% of par value, rather than 100%, when maturing in August 2022.

In August 2019, we completed a $26 million refinancing of an existing term loan secured by the Suksan Salamander FSO unit, which extended the maturity from August 2019 to August 2022. The new credit facility bears interest at LIBOR plus a margin of 290 basis points.

In July 2019, the remaining $75 million principal of our outstanding five-year 6.0% senior unsecured bonds matured and was repaid by drawing $75 million from our capacity under an existing unsecured revolving credit facility provided by Brookfield. At September 30, 2019, the facility provided by Brookfield was fully drawn.

In May 2019, we secured a $450 million refinancing of a revolving credit facility relating to 16 shuttle tankers. The facility was used to refinance an existing revolving credit facility dated September 2017, which bore interest at LIBOR plus a margin of 300 basis points and was scheduled to mature in 2022. The new revolving credit facility bears interest at LIBOR plus 250 basis points and matures in 2024.

In April 2019, we secured a term loan facility totaling $413.8 million related to the first four of our six shuttle tanker newbuildings. The term loan reduces over time with semi-annual payments for each of the four shuttle tanker newbuildings and matures in 2032. Each of our subsidiaries that own the four shuttle tanker newbuildings has guaranteed a portion of the term loan relating to the applicable vessel. We drew on this facility in early-May 2019.

In April 2019, we completed a $100 million refinancing of a revolving credit facility related to the Piranema Spirit, Voyageur Spirit and Petrojarl Varg FPSO units. The revolving credit facility reduces with quarterly repayments and provides for a final balloon payment of $45 million in 2022. The previous credit facility matured at the same time with a final balloon payment of $35 million. We drew on this facility in late-April 2019.

Board of Directors Changes

In July 2019, Brookfield appointed Gregory Morrison as a member of the board of directors of our general partner (or the Board), replacing Walter Weathers, who was appointed by Brookfield in September 2017. Mr. Morrison currently sits on a number of boards including Trisura Group Ltd., Aetna Life & Casualty (Bermuda) Limited, Weston Insurance Holdings Corporation, Aspen Bermuda Limited, Multi-Strat Holdings and various international subsidiaries of Brookfield Asset Management Inc.

In March 2019, Teekay Corporation appointed Mr. William L. Transier as a member of the Board, a member of the conflicts committee and chairman of the audit committee of our general partner, replacing Mr. John J. Peacock, who was appointed in 2006 and resigned concurrently with Mr. Transier's appointment. Mr. Transier is the chief executive officer of Transier Advisors, LLC, an independent advisory firm and has served as a director of Westinghouse Electric Company, a wholly-owned subsidiary of Brookfield, since 2018.

Shuttle Tanker Newbuilding

In August 2019, we entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd. to construct a shuttle tanker for an estimated aggregate fully built-up cost of approximately $130 million. The shuttle tanker newbuilding, together with three existing vessels, is expected to operate under the existing contracts with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. The vessel is expected to be delivered to us in early-2022.

Sale of Vessels

In April 2019, we delivered the 1998-built Alexita Spirit shuttle tanker to its buyer for total proceeds of approximately $9 million and recorded a gain on the sale of the vessel of approximately $1 million during the second quarter of 2019.

In April 2019, we delivered the 2001-built Nordic Spirit shuttle tanker to its buyer for total proceeds of approximately $9 million and recorded a gain on the sale of the vessel of approximately $1 million during the second quarter of 2019.

In April 2019, we delivered the Pattani Spirit FSO unit to its buyer for total proceeds of approximately $16 million and recorded a gain on the sale of the vessel of approximately $11 million during the second quarter of 2019.

Termination of Cheviot Field Agreement

In June 2019, we announced that an agreement with Alpha Petroleum Resources Limited (or Alpha) relating to the use of the Petrojarl Varg FPSO unit was terminated as a result of Alpha being unable to satisfy certain conditions precedent, including Alpha providing initial funding to cover life extension and upgrade costs, by the contractual deadline. We are currently pursing alternative deployment opportunities for the Petrojarl Varg FPSO unit.

Dispute Resolutions

In September 2019, the arbitration hearing relating to claims brought by the charterer of the Petrojarl Knarr FPSO unit, against us, for a reduced purchase price option and certain liquidated damages, concluded. The claim relating to the charterers right to purchase the FPSO at a 20% purchase price discount was denied, however, liquidated damages were awarded to the charterer of the unit, offset to an extent by certain damages awarded to us in respect of counterclaims brought against the charterer for their actions. Interest was applied to the awarded amounts leaving a balancing payment of approximately $25 million, which was settled by us in October 2019.

In September 2019, we resolved an existing dispute with a shipyard, relating to the completion of the conversion of the Randgrid FSO unit and in respect of amounts the shipyard claimed to be owed under disputed variation orders in the amount of approximately $100 million. We made a payment of approximately $22 million in October 2019 in full and final settlement of these claims.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2018. In accordance with United States generally accepted accounting principles (or GAAP), we report revenues in our income statements and include voyage expenses among our operating expenses. However, because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance upon time charter equivalent (or TCE) rates, than revenues, the most directly comparable financial measure under GAAP. Accordingly, the discussion of revenues below focuses on net revenues where applicable. We also include in the following discussion the non-GAAP financial measures EBITDA and Adjusted EBITDA. We define these terms and provide reconciliations of these financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP below in “Non-GAAP Financial Measures.”

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage and offshore installation vessel (or towage) segment and the conventional tanker segment. We discuss certain of our consolidated results and certain results for each of our business segments below.

Consolidated Results of Operations

The following table presents certain of our consolidated operating results for the three and nine months ended September 30, 2019 and 2018:

(in thousands of U.S. Dollars, except percentages and per unit data)	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	% Change	2019	2018	% Change
GAAP:
Revenues	299,447	327,658	(8.6)	955,858	971,211	(1.6)
Operating income (loss)	53,241	61,713	(13.7)	199,373	(50,808)	492.4
Net loss	(34,769)	(39,355)	(11.7)	(65,346)	(191,787)	(65.9)
Limited partners' interest:
Net loss	(40,679)	(46,254)	(12.1)	(87,261)	(205,026)	(57.4)
Net loss per:
Common unit - basic	(0.10)	(0.11)	(9.1)	(0.21)	(0.50)	(58.0)
Common unit - diluted	(0.10)	(0.11)	(9.1)	(0.21)	(0.50)	(58.0)

Non-GAAP:
EBITDA(1)	109,874	118,050	(6.9)	364,410	251,843	44.7
Adjusted EBITDA(1)	157,660	172,328	(8.5)	504,751	492,973	2.4
(1)EBITDA and Adjusted EBITDA are non-GAAP financial measures. Please refer to "Non-GAAP Financial Measures" below for definitions of these measures and for reconciliations of them with the most directly comparable financial measures calculated and presented in accordance with GAAP.

Three Months Ended September 30, 2019 compared with the Three Months Ended September 30, 2018

Revenues decreased by $28 million, or 8.6%, primarily due to reduced charter rates under the Piranema FPSO unit contract extension, the completion of the Rio das Ostras FPSO unit charter contract in March 2019 and the re-delivery of an older shuttle tanker in August 2019.

Operating income decreased by $8 million, or 13.7%, primarily due to a $12 million decrease in earnings in our operating segments (refer to "Results by Segment" below), particularly in our FPSO segment, partially offset by a $5 million decrease in depreciation and amortization, due to the sale of certain vessels in 2018 and 2019.

Net loss decreased by $5 million, or 11.7%, primarily due to a $37 million increase in realized and unrealized losses on our derivative instruments, a $8 million decrease in operating income, a $8 million decrease in equity income and a $5 million increase in foreign currency exchange loss, partially offset by $55 million losses on debt repurchases recorded during the three months September 30, 2018.

Adjusted EBITDA decreased by $15 million, or 8.5%, primarily due to a $19 million decrease in earnings in our FPSO segment (refer to "Results by Segment" below).

Nine Months Ended September 30, 2019 compared with the Nine Months Ended September 30, 2018

Revenues decreased by $15 million, or 1.6%, primarily due to reduced charter rates under the Piranema FPSO unit contract extension, the completion of the Rio das Ostras FPSO unit charter contract in March 2019 and the re-deliveries and sales of certain shuttle tankers in 2018 and 2019, partially offset by higher fleet utilization in the towage segment as a result of increased demand in the offshore market and the commencement of the charter contract of the Petrojarl I FPSO unit in May 2018.

Operating income increased by $250 million, or 492.4%, primarily due to a reduction in write-downs on vessels from $210 million during the nine months ended September 30, 2018 to $2 million during the nine months ended September 30, 2019, a $17 million decrease in depreciation and amortization due to the sale of vessels in 2018 and 2019, a $16 million increase in earnings in our operating segments and a $13 million gain on the sale of three vessels during the nine months ended September 30, 2019.

Net loss decreased by $126 million, or 65.9%, primarily due to a $250 million increase in operating income and the absence of $55 million of losses on debt repurchases during the nine months ended September 30, 2018, partially offset by a $153 million increase in realized and unrealized losses on our derivative instruments and a $28 million decrease in equity income.

Adjusted EBITDA increased by $12 million, or 2.4%, primarily due to an increase in earnings in five of our six operating segments, particularly in the shuttle tanker and towage segments of $20 million and $8 million, respectively, with additional nominal increases in our FSO, UMS and conventional tanker segments, partially offset by a decrease in earnings in the FPSO segment of $27 million.

Results by Segment

Certain results of our six business segments are discussed below:

FPSO Segment

As at September 30, 2019, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50% through our joint ventures with Ocyan S.A. The Petrojarl Varg and the Rio das Ostras FPSO units are currently in lay-up and as at September 30, 2019, the Rio das Ostras FPSO unit was classified as held for sale. We also provide management services for three FPSO units owned by certain subsidiaries of Teekay Corporation.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate contracts, some of which also include certain incentive compensation or penalties based on the level of oil production, the price of oil and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit FPSO units operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The Petrojarl I FPSO unit operates under a charter rate profile with a lower day rate during the first 18 months of production, which ends in November 2019. During the final three and a half years of the contract, the charter contract will increase to a higher day rate plus an oil price and production tariff. We have accounted for the fixed daily charter rate on a straight-line basis over the duration of the charter contract. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Krone (or NOK), Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses, as significant components of revenues are earned and vessel operating expenses are incurred in these currencies for our FPSO units.

The following table presents certain of the FPSO segment’s operating results for the three and nine months ended September 30, 2019 and 2018:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	% Change	2019	2018	% Change
Revenues	113,362	131,244	(13.6)	377,400	389,535	(3.1)
Vessel operating expenses	(51,156)	(51,662)	(1.0)	(174,228)	(162,381)	7.3
General and administrative(1)	(8,892)	(8,206)	8.4	(26,684)	(25,537)	4.5
Restructuring charge	—	(1,899)	(100.0)	—	(1,899)	(100.0)
Adjusted EBITDA from equity-accounted joint ventures(2)	20,236	22,882	(11.6)	63,651	67,367	(5.5)
Adjusted EBITDA	73,550	92,359	(20.4)	240,139	267,085	(10.1)
Depreciation and amortization	36,071	36,662	(1.6)	109,795	108,675	1.0
Write-down of vessels	—	—	—	—	180,200	(100.0)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.
(2)We do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in, our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated. See the discussion under “Other Operating Results” below.

Three Months Ended September 30, 2019 compared with the Three Months Ended September 30, 2018

Revenues. Revenues decreased by $18 million for the three months ended September 30, 2019 primarily due to:
•a decrease of $12 million due to the Piranema Spirit FPSO unit operating at a reduced charter rate under its charter contract extension and a decrease in the amortization of an in-process revenue contract;
•a decrease of $9 million due to the completion of the charter contract of the Rio das Ostras FPSO unit in March 2019; and
•a decrease of $5 million due to the outcome of final arbitration relating to a claim by the charterer of the Petrojarl Knarr FPSO unit;
partially offset by
•an increase of $6 million due to an increase in incentive compensation from the Voyageur Spirit FPSO unit.

Adjusted EBITDA. Adjusted EBITDA (including Adjusted EBITDA from equity-accounted joint ventures) decreased by $19 million for the three months ended September 30, 2019 primarily due to the net decrease in revenue of $18 million, as described above.

Restructuring charge. Restructuring charge for the three months ended September 30, 2018 relates to severance costs from crew reduction on the Petrojarl Varg FPSO, which is currently in lay-up.

Nine Months Ended September 30, 2019 compared with the Nine Months Ended September 30, 2018

Revenues. Revenues decreased by $12 million for the nine months ended September 30, 2019 primarily due to:
•a decrease of $22 million due to the completion of the charter contract of the Rio das Ostras FPSO unit in March 2019;
•a decrease of $13 million due to the outcome of final arbitration relating to a claim by the charterer of the Petrojarl Knarr FPSO unit; and
•a decrease of $10 million due to the Piranema Spirit FPSO unit operating at a reduced charter rate under its charter contract extension and a decrease in the amortization of an in-process revenue contract;
partially offset by
•an increase of $27 million due to the commencement of the charter contract of the Petrojarl I FPSO unit in May 2018; and
•an increase of $6 million due to the timing of recognition of revenues relating to the Petrojarl Varg FPSO unit front end engineering design (or FEED) studies and the Cheviot field agreement.

Adjusted EBITDA. Adjusted EBITDA decreased by $27 million for the nine months ended September 30, 2019 primarily due to the net decrease in revenues of $12 million as described above, an increase in vessel operating expenses of $8 million due to the commencement of the charter contract of the Petrojarl I FPSO unit in May 2018 and an increase of $6 million due to the timing of recognition of expenses relating to the Petrojarl Varg FPSO unit FEED studies and the Cheviot field agreement.

Write-down of vessels. Write-down of vessels for the nine months ended September 30, 2018 includes write-downs of the Piranema Spirit and the Rio das Ostras FPSO units, as a result of a reassessment of the future redeployment assumptions for both units.

Shuttle Tanker Segment

As at September 30, 2019, our shuttle tanker fleet consisted of 26 vessels that operate under fixed-rate contracts of affreightment (or CoAs), time charters and bareboat charters, seven shuttle tanker newbuildings which are expected to deliver in late-2019 through early-2022, and the HiLoad DP unit, which is currently in lay-up. Of these 34 shuttle tankers, four are owned through 50%-owned subsidiaries and two were chartered-in. The remaining vessels are owned 100% by us. All of our operating shuttle tankers, with the exception of two shuttle tankers that are currently trading as conventional tankers and the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market. The strengthening or weakening of the U.S. Dollar relative to the NOK, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses, as significant components of revenues are earned and vessel operating expenses are incurred in these currencies for our shuttle tankers.

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines.

The following table presents certain of the shuttle tanker segment’s operating results for the three and nine months ended September 30, 2019 and 2018, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2019 and 2018, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	% Change	2019	2018	% Change
Revenues	133,659	144,298	(7.4)	408,046	430,201	(5.1)
Voyage expenses	(20,860)	(28,633)	(27.1)	(63,566)	(82,471)	(22.9)
Net revenues	112,799	115,665	(2.5)	344,480	347,730	(0.9)
Vessel operating expenses	(30,246)	(33,427)	(9.5)	(92,083)	(111,432)	(17.4)
Time-charter hire expenses	(11,119)	(9,469)	17.4	(29,872)	(27,348)	9.2
General and administrative(1)	(4,729)	(5,132)	(7.9)	(14,532)	(17,887)	(18.8)
Adjusted EBITDA attributable to non-controlling interests	(2,284)	(2,564)	(10.9)	(8,547)	(11,488)	(25.6)
Adjusted EBITDA	64,421	65,073	(1.0)	199,446	179,575	11.1
Depreciation and amortization	32,942	37,703	(12.6)	103,010	118,905	(13.4)
(Write-down) and gain on sale and of vessels	(1,498)	350	(528.0)	(955)	(26,741)	(96.4)
Calendar-Ship-Days
Owned Vessels	2,300	2,630	(12.5)	7,044	7,878	(10.6)
Chartered-in Vessels	214	193	10.9	590	555	6.3
Total	2,514	2,823	(10.9)	7,634	8,433	(9.5)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended September 30, 2019 compared with the Three Months Ended September 30, 2018

Net revenues. Net revenues decreased by $3 million for the three months ended September 30, 2019 primarily due to:
•a decrease of $8 million due to lower project revenues; and
•a decrease of $3 million due to the re-delivery of the Stena Sirita in August 2019 (which decrease in revenue was partially offset in vessel operating expenses);
partially offset by
•an increase of $7 million due to the timing of dry-docking of vessels.

Adjusted EBITDA. Adjusted EBITDA was generally consistent for the three months ended September 30, 2019 compared to the same period last year. The decrease in net revenues, as described above, was offset by a decrease in vessel operating expenses due to the sale of certain shuttle tankers, as described below.

Depreciation and amortization. Depreciation and amortization expense decreased for the three months ended September 30, 2019 primarily due to the sale of one vessel during 2018 and two vessels being fully depreciated during 2019.

The average size of our owned shuttle tanker fleet decreased for the three months ended September 30, 2019 primarily due to sales of the Alexita Spirit and Nordic Spirit during the second quarter of 2019 and the Stena Spirit and Navion Scandia during 2018. Seven shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at September 30, 2019.

Nine Months Ended September 30, 2019 compared with the Nine Months Ended September 30, 2018

Net revenues. Net revenues decreased by $3 million for the nine months ended September 30, 2019 primarily due to:
•a decrease of $13 million relating to the re-deliveries of certain vessels during 2018 and subsequent sales (partially offset in vessel operating expenses); and
•a decrease of $9 million due to lower project revenue;
partially offset by
•an increase of $13 million due to the timing of dry-docking of vessels; and
•an increase of $8 million due to higher CoA utilization and rates.

Adjusted EBITDA. Adjusted EBITDA increased by $20 million for the nine months ended September 30, 2019 primarily due to:
•an increase of $13 million due to the timing of dry-docking of vessels;
•an increase of $8 million due to higher CoA utilization and rates;
•an increase of $4 million due to lower ship management expenses relating to the shuttle tanker operations; and
•an increase of $3 million due to lower general and administrative expenses (see the discussion under “Other Operating Results” below);
partially offset by
•a decrease of $9 million due to lower project revenue.

Depreciation and amortization. Depreciation and amortization expense decreased for the nine months ended September 30, 2019 primarily due to the sale of three vessels during 2018 and two vessels during 2019.

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale and of vessels was ($27) million for the nine months ended September 30, 2018 and includes a $14 million write-down of the Nordic Spirit and a $14 million write-down of the Stena Spirit, as a result of their charter contract expiration and redelivery in 2018, and change in the operating plans for these vessels, partially offset by a $2 million gain on the sale of the Navion Britannia.

The average size of our owned shuttle tanker fleet decreased for the nine months ended September 30, 2019 primarily due to the sales of the Alexita Spirit and Nordic Spirit during the second quarter of 2019 and the Stena Spirit, Navion Scandia and Navion Britannia during 2018. Seven shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at September 30, 2019.

FSO Segment

As at September 30, 2019, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests range from 89% to 100%.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in NOK and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the NOK or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents certain of the FSO segment’s operating results for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentages)	2019	2018	% Change	2019	2018	% Change
Revenues	35,168	32,586	7.9	104,427	99,823	4.6
Voyage expenses	(204)	(188)	8.5	(614)	(553)	11.0
Vessel operating expenses	(10,301)	(11,366)	(9.4)	(30,978)	(32,541)	(4.8)
General and administrative(1)	(835)	(569)	46.7	(2,659)	(1,664)	59.8
Adjusted EBITDA attributable to non-controlling interests	(125)	(129)	(3.1)	(377)	(549)	(31.3)
Adjusted EBITDA	23,703	20,334	16.6	69,799	64,516	8.2
Depreciation and amortization	10,431	10,371	0.6	31,123	33,655	(7.5)
Gain on sale of vessel	—	—	—	11,213	—	100.0

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA increased by $3 million for the three months ended September 30, 2019 and increased by $5 million for the nine months ended September 30, 2019 primarily due to the charter contract extension for the Falcon Spirit FSO unit in October 2018 accounted for as an operating lease (previously classified as a direct financing lease).

Gain on sale of vessel. The gain on sale of vessel of $11 million for the nine months ended September 30, 2019 relates to the sale of the Pattani Spirit FSO unit for proceeds of $16 million upon the completion of its bareboat charter in April 2019.

UMS Segment

As at September 30, 2019, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The UMS is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes a DP3 keeping system that is capable of operating in deep water and harsh weather. The Arendal Spirit is currently in lay-up.

The following table presents certain of the UMS segment’s operating results for the three and nine months ended September 30, 2019 and 2018:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	% Change	2019	2018	% Change
Revenues	441	—	100.0	2,494	—	100.0
Voyage expenses	(20)	(8)	150.0	(48)	(43)	11.6
Vessel operating expenses	(560)	(572)	(2.1)	(616)	(2,977)	(79.3)
General and administrative(1)	(1,435)	(299)	379.9	(3,972)	(2,728)	45.6
Adjusted EBITDA	(1,574)	(879)	(79.1)	(2,142)	(5,748)	62.7
Depreciation and amortization	1,653	1,653	—	4,959	4,959	—
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended September 30, 2019 compared with the Three Months Ended September 30, 2018

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA for the three months ended September 30, 2019 were generally consistent compared to the same period last year.

Nine Months Ended September 30, 2019 compared with the Nine Months Ended September 30, 2018

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA increased by $2 million and $4 million, respectively, primarily due to a $3 million insurance settlement received during the first quarter of 2019 relating to the gangway replacement of the Arendal Spirit in 2016.

Towage Segment

As at September 30, 2019, our towage fleet consisted of ten long-distance towage and offshore installation vessels. One of the vessels is currently in lay-up. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following table presents certain of our towage segment’s operating results for the three and nine months ended September 30, 2019 and 2018, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2019 and 2018, to revenues, the most directly comparable GAAP financial measure, for the same periods:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentages)	2019	2018	% Change	2019	2018	% Change
Revenues	16,817	14,954	12.5	55,519	38,075	45.8
Voyage expenses	(9,822)	(9,392)	4.6	(28,391)	(20,478)	38.6
Net revenues	6,995	5,562	25.8	27,128	17,597	54.2
Vessel operating expenses	(7,137)	(6,372)	12.0	(21,432)	(19,864)	7.9
General and administrative(1)	(1,056)	(1,120)	(5.7)	(3,200)	(3,006)	6.5
Adjusted EBITDA	(1,198)	(1,930)	(37.9)	2,496	(5,273)	147.3
Depreciation and amortization	5,239	5,134	2.0	15,581	15,177	2.7

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended September 30, 2019 compared with the Three Months Ended September 30, 2018

Net revenues and Adjusted EBITDA. Net revenues and Adjusted EBITDA for the three months ended September 30, 2019 were generally consistent with the same period last year.

Nine Months Ended September 30, 2019 compared with the Nine Months Ended September 30, 2018

Net revenues and Adjusted EBITDA. Net revenues and Adjusted EBITDA increased by $10 million and $8 million, respectively, for the nine months ended September 30, 2019. The increase in net revenues was primarily due to higher charter rates and higher utilization in the towage fleet as a result of increased demand in the offshore market. The increase in Adjusted EBITDA was primarily due to the increase in net revenues.

Conventional Tanker Segment

During the nine months ended September 30, 2019, our conventional tanker fleet consisted of two in-chartered conventional tankers, which were redelivered to their owners in March and April 2019, respectively.

The following table presents certain of our conventional tanker segment’s operating results for the three and nine months ended September 30, 2019 and 2018, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2019 and 2018, to revenues, the most directly comparable GAAP financial measure, for the same periods:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	% Change	2019	2018	% Change
Revenues	—	4,576	(100.0)	7,972	14,497	(45.0)
Voyage expenses	—	(2,693)	(100.0)	(4,977)	(9,043)	(45.0)
Net revenues	—	1,883	(100.0)	2,995	5,454	(45.1)
Time-charter hire expenses	—	(3,675)	(100.0)	(4,319)	(11,987)	(64.0)
General and administrative(1)	—	(90)	(100.0)	(104)	(270)	(61.5)
Adjusted EBITDA	—	(1,882)	(100.0)	(1,428)	(6,803)	79.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net revenues. Net revenues for the three and nine months ended September 30, 2019 decreased compared to the same periods last year primarily due to the redelivery of the two in-chartered vessels in March and April 2019.

Adjusted EBITDA. Adjusted EBITDA increased by $2 million and $5 million, respectively, for the three and nine months ended September 30, 2019, compared to the same periods last year, primarily due to the redelivery of two in-chartered vessels in March and April 2019 that were contributing negatively to Adjusted EBITDA.

Other Operating Results

The following table presents our other operating results for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentages)	2019	2018	% Change	2019	2018	% Change
General and administrative	(16,947)	(15,416)	9.9	(51,151)	(51,092)	0.1
Interest expense	(53,767)	(54,736)	(1.8)	(157,624)	(145,971)	8.0
Interest income	1,776	991	79.2	4,099	2,383	72.0
Realized and unrealized (loss) gain on derivative instruments	(27,600)	9,381	(394.2)	(99,829)	53,273	(287.4)
Equity income	3,385	11,877	(71.5)	6,659	34,221	(80.5)
Foreign currency exchange loss	(5,387)	(266)	1,925.2	(4,166)	(6,069)	(31.4)
Losses on debt repurchases	—	(55,479)	(100.0)	—	(55,479)	(100.0)
Other expense - net	(101)	(699)	(85.6)	(2,095)	(4,562)	(54.1)
Income tax expense	(6,316)	(12,137)	(48.0)	(11,763)	(18,775)	(37.3)

General and administrative. General and administrative expenses were $17 million and $51 million, respectively, for the three and nine months ended September 30, 2019, which were generally consistent with the same periods last year.

Interest expense. Interest expense was $54 million for the three months ended September 30, 2019, which was generally consistent with the same period last year. Interest expense increased to $158 million for the nine months ended September 30, 2019, compared to $146 million for the same period last year, primarily due to:

•an increase of $8 million due to the delivery of newbuilding vessels and upgrades in early-2018; and
•an increase of $4 million due to the drawdown of the $125 million revolving credit facility provided by Brookfield and Teekay Corporation during the second quarter of 2018.

Realized and unrealized (loss) gain on derivative instruments. Net realized and unrealized (loss) gain on non-designated derivative instruments were ($28) million and ($100) million, respectively, for the three and nine months ended September 30, 2019, compared to $9 million and $53 million, respectively, for the same periods last year. These totals are mainly comprised of net losses on interest rate swaps of ($25) million and ($98) million, respectively, for the three and nine months ended September 30, 2019, compared to net gains of $9 million and $54 million, respectively, for the three and nine months ended September 30, 2018.

During the three months ended September 30, 2019 and 2018, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.4 billion and $1.5 billion, respectively, and average fixed rates of approximately 3.6%. Short-term variable benchmark interest rates during the three months ended September 30, 2019 and 2018 were generally 2.2% or less and 2.6% or less, respectively, and as such, we incurred realized losses of $13 million (which includes a $9 million realized loss relating to the partial settlement of certain interest rates swaps) and $11 million (which includes a $6 million realized loss relating to the partial settlement of certain interest rate swaps) during the three months ended September 30, 2019 and 2018, respectively, under the interest rate swap agreements. We also recognized a $32 million increase in unrealized losses on interest rate swaps due to a decrease in long-term LIBOR benchmark rates during the three months ended September 30, 2019, compared to an increase during the three months ended September 30, 2018.

During the nine months ended September 30, 2019 and 2018, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.4 billion and $1.6 billion, respectively, and average fixed rates of approximately 3.6% and 3.5%, respectively. Short-term variable benchmark interest rates during the nine months ended September 30, 2019 and 2018 were generally 2.8% or less and 2.6% or less, respectively, and as such, we incurred realized losses of $19 million (which includes a $9 million realized loss relating to the partial settlement of certain interest rate swaps) and $34 million (which includes a $16 million realized loss relating to the partial settlement of certain interest rate swaps) during the nine months ended September 30, 2019 and 2018, respectively, under the interest rate swap agreements. We also recognized a $167 million increase in unrealized losses on interest rate swaps due to a decrease in long-term LIBOR benchmark rates during the nine months ended September 30, 2019, compared to an increase during the nine months ended September 30, 2018.

Please see Item 5 - Critical Accounting Estimates: Valuation of Derivative Instruments in our Annual Report on Form 20-F for the year ended December 31, 2018, which explains how our derivative instruments are valued, including significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gains and losses on derivative instruments.

Equity income. Equity income was $3 million and $7 million, respectively, for the three and nine months ended September 30, 2019, compared to $12 million and $34 million, respectively, for the same periods last year. The decrease in equity income was primarily due to an increase in the unrealized losses on derivative instruments held by the Itajai and Libra FPSO joint ventures.

Foreign currency exchange loss. Foreign currency exchange loss was $5 million and $4 million, respectively, for the three and nine months ended September 30, 2019, compared to nil and $6 million, respectively, for the same periods last year. The Partnership's foreign currency exchange loss is due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes and the net realized and unrealized gains on our cross currency swaps. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

During the three and nine months ended September 30, 2018, NOK 914 million of our senior unsecured bonds were repurchased resulting in a realized foreign currency exchange gain and an unrealized foreign currency exchange loss of $35 million. In connection with the repurchase, we also settled a portion of our related cross currency swap resulting in a realized foreign currency exchange loss and an unrealized foreign currency exchange gain of $36 million. In January 2019, we repaid our remaining NOK-denominated bonds and settled the related cross currency swaps and, as a result, during the nine months ended September 30, 2019, recorded a realized foreign currency exchange gain and an unrealized foreign currency exchange loss of $4 million, in addition to a $4 million realized foreign currency exchange loss and unrealized foreign currency exchange gain on the associated cross currency swaps.

Losses on Debt Repurchases. Losses on debt repurchases of $55 million for the three and nine months ended September 30, 2018, relates to the prepayment of the $200 million Brookfield Promissory Note and the repurchases of $225 million of the $300 million five-year senior unsecured bonds that matured in July 2019, and NOK 914 million of the NOK 1,000 million senior unsecured bonds that matured in January 2019. The losses on debt repurchases are comprised of an acceleration of non-cash accretion expense of $32 million (resulting from the difference between the $200 million settlement amount of the Brookfield Promissory Note at its par value and its carrying value of $168 million) and an associated early termination fee of $12 million paid to Brookfield, as well as 2.0% - 2.5% premiums on the repurchase of the bonds and the write-off of capitalized loan costs. The carrying value of the Brookfield Promissory Note was lower than face value due to it being recorded at its relative fair value based on the allocation of net proceeds invested by Brookfield on September 25, 2017.

Income Tax Expense. Income tax expense was $6 million and $12 million, respectively, for the three and nine months ended September 30, 2019, compared to $12 million and $19 million, respectively, for the same periods last year. The decrease in income tax expense was primarily due to a lower increase in our valuation allowances on certain Norwegian deferred tax assets associated with our shuttle tanker and FPSO fleet, due to changes in the assumptions for future taxable income.

Non-GAAP Financial Measures

To supplement the condensed consolidated financial statements prepared in accordance with GAAP, we have presented EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. EBITDA and Adjusted EBITDA are intended to provide additional information and should not be considered substitutes for net loss or other measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by our management, and we believe that these supplementary metrics assist investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

EBITDA represents net loss before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as our management, in assessing performance, views these gains or losses as an element of interest expense, and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Adjusted EBITDA is further adjusted to include our proportionate share of Adjusted EBITDA from our equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the Adjusted EBITDA from our consolidated joint ventures. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our investments in equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.

The following table reconciles EBITDA and Adjusted EBITDA to net loss for the three and nine months ended September 30, 2019 and 2018:

(in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net loss	(34,769)	(39,355)	(65,346)	(191,787)
Depreciation and amortization	86,336	91,523	264,468	281,267
Interest expense, net of interest income	51,991	53,745	153,525	143,588
Income tax expense	6,316	12,137	11,763	18,775
EBITDA	109,874	118,050	364,410	251,843
Write-down and (gain) on sale of vessels	1,498	(350)	(10,258)	206,941
Realized and unrealized loss (gain) on derivative __instruments	27,600	(9,381)	99,829	(53,273)
Equity income	(3,385)	(11,877)	(6,659)	(34,221)
Foreign currency exchange loss	5,387	266	4,166	6,069
Losses on debt repurchases	—	55,479	—	55,479
Other expense - net	101	699	2,095	4,562
Realized (loss) gain on foreign currency forward __contracts	(1,242)	(747)	(3,559)	243
Adjusted EBITDA from equity-accounted vessels(1)	20,236	22,882	63,651	67,367
Adjusted EBITDA attributable to non-controlling __interests(2)	(2,409)	(2,693)	(8,924)	(12,037)
Adjusted EBITDA	157,660	172,328	504,751	492,973

(1)Adjusted EBITDA from equity-accounted vessels, which is a non-GAAP financial measure and should not be considered as an alternative to equity income or any other measure of financial performance presented in accordance with GAAP, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted vessels and is summarized in the tables below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Equity income	3,385	11,877	6,659	34,221
Depreciation and amortization	7,968	7,904	24,698	22,996
Net interest expense	4,973	6,179	16,315	12,863
Income tax (recovery) expense	(19)	182	101	587
EBITDA	16,307	26,142	47,773	70,667
Add (subtract) specific income statement items affecting ___EBITDA:
Realized and unrealized loss (gain) on derivative __instruments	3,569	(2,277)	15,680	(3,139)
Foreign currency exchange loss (gain)	360	(983)	198	(161)
Adjusted EBITDA from equity-accounted vessels	20,236	22,882	63,651	67,367

(2)Adjusted EBITDA attributable to non-controlling interests, which is a non-GAAP financial measure and should not be considered as an alternative to non-controlling interests in net loss or any other measure of financial performance presented in accordance with GAAP, represents the non-controlling interests' proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures and is summarized in the tables below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net loss attributable to non-controlling interests	(1,817)	(785)	(1,531)	(8,637)
Depreciation and amortization	3,086	3,141	8,519	11,809
Interest expense, net of interest income	369	520	1,162	1,625
EBITDA attributable to non-controlling interest	1,638	2,876	8,150	4,797
Add (subtract) specific income statement items affecting ___EBITDA:
Write-down and (gain) on sale of vessels	746	(175)	746	7,211
Foreign currency exchange loss (gain)	25	(8)	28	29
Adjusted EBITDA attributable to non-controlling interests	2,409	2,693	8,924	12,037

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years. Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Despite weakness experienced in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operating activities have remained consistent, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels.

As at September 30, 2019, our total consolidated cash and cash equivalents were $271 million, compared to $225 million as at December 31, 2018. Our total liquidity, defined as cash, cash equivalents and undrawn long-term borrowings, was $271 million as at September 30, 2019, compared to $225 million as at December 31, 2018.

As at September 30, 2019, we had a working capital deficit of $145 million, compared to a working capital deficit of $488 million at December 31, 2018. Accounts receivable and the amounts due from related parties decreased mainly due to the timing of billings and collections. Accounts payable and the amounts due to related parties decreased mainly due to refinancing of the revolving credit facility provided by Brookfield and the timing of vendor payments, partially offset by amounts payable related to the settlement of certain claims related to the Randgrid FSO unit and the Petrojarl Knarr FPSO unit (please refer to Item 1 – Financial Statements: Note 11 – Commitments and Contingencies). The current portion of long-term debt decreased mainly due to the refinancing of five existing debt facilities and the repayment of certain five-year senior unsecured bonds upon maturity in July 2019, partially offset by the timing of debt repayments during the nine months ended September 30, 2019. Other current liabilities decreased mainly due to the amortization of a non-cash in-process revenue contract during the nine months ended September 30, 2019.

Our primary liquidity needs for the next twelve months are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, to make quarterly distributions on outstanding preferred units, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit. As at September 30, 2019, our total future contractual obligations for vessels and newbuildings were estimated to be $763 million, consisting of $160 million (remainder of 2019), $424 million (2020), $105 million (2021) and $74 million (2022) related to seven shuttle tanker newbuilding vessels. In April 2019, we secured a $414 million debt facility, which as at September 30, 2019, provided borrowings of $117 million for the newbuilding payments related to four vessels and was fully drawn. In September 2019, we secured $214 million of long-term financing under sale-leaseback transactions, which as at September 30, 2019, provided borrowings of $12 million for the newbuilding payments related to two vessels and was fully drawn. In October 2019, we secured a $100 million debt facility to provide pre- and post-delivery financing for the remaining one shuttle tanker newbuilding vessel.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our September 30, 2019 consolidated financial statements, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our liquidity needs and our minimum liquidity requirements under financial covenants in our credit facilities. Additional potential sources of financing include refinancing or extension of debt facilities and extensions and redeployments of existing assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise debt and refinance loan facilities for similar types of vessels. We are in various stages of completion on these matters.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. Certain of our revolving credit facilities, term loans and bonds contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default or do not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Should we not meet these financial covenants or should we breach other covenants or DSCR requirements and not remedy the breach within an applicable cure period, if any, the lender may accelerate the repayment of the revolving credit facilities and term loans, which would affect our short-term liquidity requirements and which may trigger cross-defaults or accelerations under other credit facilities. DSCR breaches can be remedied with cash cures by placing funds in escrow. We have two revolving credit facilities and seven term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 150%. Such requirements are assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us either to prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at September 30, 2019, these hull covenant ratios were estimated to range from 126% to 474% and we were in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towage and offshore installation, UMS, FSO or FPSO markets could negatively affect these ratios. As at September 30, 2019, we and our affiliates were in compliance with all covenants relating to the credit facilities and consolidated long-term debt.

The passage of climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Nine months ended September 30,
	2019	2018
Net cash flow from operating activities	246,241	131,662
Net cash flow used for financing activities	(66,731)	(6,865)
Net cash flow used for investing activities	(124,302)	(165,330)

Operating Cash Flows

Net cash flow from operating activities increased to $246 million for the nine months ended September 30, 2019, compared to $132 million for the same period last year, primarily due to changes in non-cash working capital items which contributed $46 million for the nine months ended September 30, 2019, compared to the use of $85 million for the nine months ended September 30, 2018. The increase in non-cash working capital items for the nine months ended September 30, 2019, compared to the same period last year is primarily due to the timing of payments made to vendors and settlements of intercompany balances with related parties and amounts payable related to the settlement of certain claims related to the Randgrid FSO unit and the Petrojarl Knarr FPSO unit (please refer to Item 1 – Financial Statements: Note 11 – Commitments and Contingencies), partially offset by the timing of payments received from customers.

Net cash flow from operating activities also increased for the nine months ended September 30, 2019, compared to the same period last year due to:
•the commencement of the Petrojarl I FPSO unit charter contract in May 2018;
•higher utilization and rates of our shuttle tanker CoA fleet and differences in the timing of shuttle tanker dry-docking; and
•higher utilization of our towage fleet as a result of increased demand in the offshore market;
partially offset by
•the completion of the charter contract of the Rio das Ostras FPSO unit in March 2019 and the Piranema Spirit FPSO unit operating at a reduced charter rate under its charter contract extension during the nine months ended September 30, 2019;
•an increase in interest paid on long-term debt facilities, net of a decrease in realized losses on interest rate swaps; and
•lower shuttle tanker project revenues.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $270 million for the nine months ended September 30, 2019, and $244 million for the same period last year.

Net proceeds from the issuance of long-term debt for the nine months ended September 30, 2019 related to the refinancing of three debt facilities, the drawdown of an existing debt facility and the drawdown of one new debt facility. These proceeds were used primarily to fund installment payments on the shuttle tanker newbuildings and to fund working capital requirements.
Net proceeds from the issuance of long-term debt for the nine months ended September 30, 2018 mainly related to the issuance of $700 million five-year 8.5% senior unsecured bonds, net of the repurchase of a portion of our existing bonds, the refinancing of two debt facilities and one revolving debt facility, the drawdown of two existing debt facilities and the drawdown of one new debt facility. These proceeds were used primarily to fund installment payments on six of the current shuttle tanker newbuildings, to fund the final installment payment on the Dorset Spirit shuttle tanker newbuilding constructed for the East Coast of Canada contract, the final installment payment on the ALP Keeper towing and offshore installation vessel, the Pertrojarl I FPSO unit upgrades and to fund working capital requirements.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $321 million for the nine months ended September 30, 2019, compared to $452 million for the same period last year. The decrease in repayments is mainly due to a higher repayments associated with the maturity of one term loan and one revolving debt facility during the nine months ended September 30, 2018 compared to repayments associated with the maturity of our NOK-denominated bonds, certain five-year senior unsecured bonds and one debt facility during the nine months ended September 30, 2019.

In September 2019, we secured $214 million of long-term financing under sale-leaseback transactions for two of our shuttle tanker newbuildings, which as at September 30, 2019, provided pre-delivery borrowings of $12 million. During the nine months ended September 30, 2019, we drew down $12 million related to this financing.

In March 2018, we entered into a credit agreement for an unsecured revolving credit facility provided by Teekay Corporation and Brookfield, which provides for borrowings of up to $125 million ($25 million by Teekay Corporation and $100 million by Brookfield). During the nine months ended September 30, 2018, we drew down borrowings of $125 million related to this facility. These proceeds were used primarily to fund working capital requirements. On May 8, 2019, Brookfield acquired from Teekay Corporation its $25 million receivable under this revolving credit facility. During the nine months ended September 30, 2019, we prepaid and subsequently drew down $75 million related to this facility.

In January 2018, we issued 5 million 8.875% Series E Preferred Units in a public offering for net proceeds of $116 million. We used the net proceeds from the public offering for general corporate purposes, which included funding installment payments on newbuilding vessels and upgrade projects and debt repayments.

Cash distributions paid to our common and preferred unitholders and our general partner were $24 million and $35 million for the nine months ended September 30, 2019 and 2018, respectively. The decrease in cash distributions paid was due to a decrease in the quarterly distribution paid on our common units effective from the first quarter of 2019 to nil per common unit compared to $0.01 per common unit paid during the first, second and third quarters of 2018, partially offset by an increase in distributions due to the issuance of the Series E Preferred Units during the first quarter of 2018.

Investing Cash Flows

During the nine months ended September 30, 2019, net cash flow used for investing activities was $124 million, primarily relating to $150 million of installment payments on the shuttle tanker newbuildings and $7 million of investments in our two equity accounted joint ventures, partially offset by $33 million of proceeds from the sales of the Pattani Spirit FSO unit and Alexita Spirit and Nordic Spirit shuttle tankers.

During the nine months ended September 30, 2018, net cash flow used for investing activities was $165 million, primarily relating to $213 million of payments for vessels and equipment (including final upgrade costs on the Petrojarl I FPSO unit, final installment payments on the final towage and offshore installation newbuilding, the final East Coast of Canada shuttle tanker newbuilding and installment payments on six of the current shuttle tanker newbuiling vessels) and a $2 million investment in one of our equity accounted joint ventures, partially offset by $25 million of net cash balances acquired as part of the January 2018 acquisition of management companies from Teekay Corporation, proceeds of $19 million from the sale of the Navion Britannia and Stena Spirit shuttle tankers and scheduled lease payments of $5 million received from leasing our direct financing lease assets.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2019:

		Balance
		of					Beyond
	Total	2019	2020	2021	2022	2023	2023
	(in millions of U.S. Dollars)
Bond repayments(1)	950	—	—	—	250	700	—
Secured debt - scheduled repayments(1)	1,542	89	310	288	222	192	441
Secured debt - repayments on maturity(1)	620	—	40	24	101	217	238
Unsecured revolving credit facility - due to related _parties(1)	125	—	125	—	—	—	—
Obligations related to finance leases(1)	12	—	—	1	1	1	9
Chartered-in vessels (operating leases)	24	6	16	2	—	—	—
Office leases	18	1	4	3	2	2	6
Newbuilding committed costs(2)	763	160	424	105	74	—	—
Total contractual obligations	4,054	256	919	423	650	1,112	694

(1)Our interest-bearing obligations include bonds, commercial bank debt, an unsecured revolving credit facility provided by Brookfield and obligations related to finance leases. Please refer to Item 1 – Financial Statements: Note 6 – Long-Term Debt, Item 1 – Financial Statements: Note 8 – Related Party Transactions and Balances and Item 1 – Financial Statements: Note 11 – Commitments and Contingencies for the terms upon which future interest payments are determined as well as Item 1 – Financial Statements - Note 9 Derivative Instruments and Hedging Activities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.
(2)Consists of the estimated remaining payments for the acquisition of seven shuttle tanker newbuildings. Please refer to Item 1 – Financial Statements: Note 11e – Commitments and Contingencies.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2018 and Part 1, Item 1 - Financial Statements: Note 2 - Accounting Pronouncements in this Report on Form 6-K for the three and nine months ended September 30, 2019.

Goodwill

At September 30, 2019, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at September 30, 2019, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are described in our Annual Report on Form 20-F for the year ended December 31, 2018.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our future growth prospects, business strategy and other plans and objectives for future operations;
•future capital expenditures and availability of capital resources to fund capital expenditures;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•our ability to refinance existing debt obligations, to raise additional debt (including long-term debt financing for one of our shuttle tanker newbuildings), to fund capital expenditures, and negotiate extensions or redeployments of existing assets;
•our ability to leverage to our advantage the expertise, relationships and reputation of Brookfield to pursue long-term growth opportunities;
•the timing and certainy of closing of Brookfield's anticipated acquisition of all of our issued and outstanding publicly held common units;
•the outcome and cost of claims and potential claims against us, including claims and potential claims by COSCO (Nantong) Shipyard (or COSCO) relating to Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd (or Logitel) and cancellation of Units for Maintenance and Safety (or UMS) newbuildings, by Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) relating to the Petrojarl I FPSO unit upgrade and related to Brookfield’s proposed acquisition by merger all of the outstanding publicly held common units not already held by Brookfield;
•our continued ability to enter into fixed-rate time charters and FPSO contracts with customers, including the effect of lower oil prices to motivate charterers to use existing FPSO units on new projects;
•the expected lifespan and estimated sales price or scrap value of our vessels;
•acquisitions from third parties and obtaining offshore projects, that we bid on or may be awarded;
•certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings and acquisitions, including the shuttle tanker newbuildings;
•expected redelivery dates of in-chartered vessels;
•the expected employment of the shuttle tanker newbuildings under our existing master agreement with Equinor and the expected required capacity in our CoA fleet in the North Sea;
•expected employment and trading of older shuttle tankers;
•the expectations as to the chartering of unchartered vessels;
•our entering into joint ventures or partnerships with companies;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;
•the future valuation of goodwill and potential impairment;
•our compliance with covenants under our credit facilities;
•the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•our hedging activities relating to foreign exchange, interest rate and spot market risks;
•our exposure to foreign currency fluctuations, particularly in Norwegian Krone, Brazilian Real and British Pound;
•the passage of climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases;
•the Republic of Marshall Islands removal from the EU “blacklist,” including the expected timing of such removal;
•the expected use of proceeds from our issuance of green bonds and our private placement;
•the refinancing of our bridge loan;
•increasing the efficiency of our business and redeploying vessels as charters expire or terminate; and
•our ability to make cash distributions on our units or any increases in quarterly distributions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel recycling; changes in trading patterns; the failure of Brookfield or us to satisfy certain closing conditions in the agreement and plan of merger; our potential inability to retain or replace certain executives or key members of our management team; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, vessel delivery delays; potential charter extensions of in-chartered vessels; failure to obtain required approvals by the board of our general partner to acquire other vessels or offshore projects; our potential inability to fund our liquidity needs for the upcoming one-year period, to raise financing to refinance debt maturities, fund existing projects (including long-term debt financing for one of our shuttle tanker newbuildings) or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partners and required by any financing agreements; changes in our distribution policy; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2018. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
September 30, 2019
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies: Parts a), b), c), d), and f) for a description of certain potential claims and claims made against us.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factor discussed in Part I, Item 3 - Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2018 [and in Item 1A - Risk Factors in our Report on Form 6-K submitted to the SEC on April 30, 2019], which could materially affect our business, financial condition or results of operations and the price and value of our securities.

As a Marshall Islands partnership with several of our subsidiaries being Marshall Islands entities, our operations may be subject to economic substance requirements of the European Union, which could harm our business.

Finance ministers of the European Union (or EU) rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Various countries, including the Republic of the Marshall Islands, are currently on the blacklist. Bermuda has been removed from this list. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. In July 2019, the Registrar of Corporations for the Republic of the Marshall Islands announced that the Republic of the Marshall Islands expects to be removed from the blacklist following the September and October meetings of the EU Code of Conduct Group and the Economic and Financial Affairs Council. However, it is not assured that such removal will occur at that time, or at all.
The effect of the EU blacklist, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, could have a material adverse effect on our business, financial condition and operating results.

Our Merger Agreement with Brookfield remains subject to closing conditions that, if not satisfied or waived, would result in the proposed acquisition not being consummated and could negatively affect our business.

On October 1, 2019, we announced that we had entered into the Merger Agreement with Brookfield. The obligations of the parties to complete the merger are subject to certain customary closing conditions, and we make no assurance that all of the conditions to closing will be met or that the merger will be completed on a timely basis or at all. If the merger is not completed, we may be harmed in a number of ways, including that the market price of our common units may decline.

We are subject to litigation related to the Merger Agreement.

We and Brookfield are subject to litigation challenging the proposed merger. The plaintiffs in such litigation may make further efforts to enjoin the merger or seek monetary relief from Brookfield or us. We cannot predict the outcome of the existing or any potential litigation, nor can we predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation concerning the merger could delay or prevent its consummation. In addition, the costs of defending the litigation, even if resolved in our favor, could be substantial and such litigation could distract us from pursuing the consummation of the merger and other potentially beneficial business opportunities. Please read Item 1 - Financial Statements: Note 11f - Commitments and Contingencies.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

Agreement and Plan of Merger, dated as of September 30, 2019, by and among Teekay Offshore Partners L.P., Brookfield TK Acquisition Holdings LP, Brookfield TK Merger Sub LLC and Teekay Offshore GP L.L.C., (incorporated herein by reference to Annex A of Exhibit (a)(1) to the Schedule 13e-3 Transaction Statement filed on October 28, 2019).

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007
•REGISTRATION STATEMENT ON FORM S-8 (NO. 333-216624) FILED WITH THE SEC ON MARCH 10, 2017
•REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015
•REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016
•REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016
•REGISTRATION STATEMENT ON FORM F-3/A (NO. 333-221745) FILED WITH THE SEC ON JANUARY 4, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 7, 2019	By:	/s/ Edith Robinson
Edith Robinson Secretary